Exhibit D-3

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2019 on Form 18-K filed with the SEC on September 16, 2020, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2019, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2019.

GENERAL

The Republic’s GDP decreased by 9.9% in the second quarter of 2020 compared with the second quarter of 2019. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of October 2, 2020, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,300 appeals from those removed from public sector jobs by emergency decree, 110,250 of which have been reviewed and 16,050 of which remain pending. Overall, the State of Emergency Inquiry Commission has delivered 110,250 decisions (12,680 accepted and 97,570 rejected).

On November 26, 2020, at the trial of officers at the Akinci Airbase, which served as a headquarter for the failed 2016 attempt, the court handed aggravated life sentences to 310 defendants, 46 others were sentenced to life, while 70 others were acquitted. Other defendants in the case were handed lighter prison terms on charges of membership in a terrorist group.

In accordance with EU Regulation 462/2013, Moody’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as June 5, 2020 and December 4, 2020, respectively. On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings from B1 to B2 and affirmed its “negative” outlook. On December 6, 2019, Moody’s affirmed Turkey’s sovereign ratings. On December 21, 2020, Moody’s announced it would deliver rating reviews for Turkey on June 4, 2021, and December 3, 2021.

Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as January 31, 2020 and July 24, 2020, respectively. On January 31, 2020, Standard & Poor’s affirmed Turkey’s sovereign ratings. On May 6, 2020 and on July 24, 2020, Standard & Poor’s affirmed Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On December 17, Standard & Poors announced it would deliver ratings reviews for Turkey 2021, January 22, 2021, May 28, 2021, and October 22, 2021

Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are February 21, 2020, and August 21, 2020. On May 3, 2019, Fitch affirmed Turkey’s sovereign ratings. On July 12, 2019, Fitch downgraded Turkey’s long-term foreign currency issuer rating and assigned a negative outlook. On November 1, 2019, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating. On August 21, 2020, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On December 17, 2020, Fitch announced it would deliver ratings reviews for Turkey on February 19, 2021 and August 13, 2021.

COVID-19

The outbreak of Coronavirus disease 2019 (“COVID-19”) is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity. Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. On January 10, 2020, the Ministry of Health set up the COVID-19 Scientific Advisory Board. On February 29, 2020, all flights to and from China, Iran, Iraq, South Korea and Italy were suspended. On March 16, 2020, primary, secondary and high schools were closed and on March 23, 2020 remote education began. On March 19, 2020, football, volleyball, basketball and handball leagues were postponed. On March 22, 2020, Turkish citizens who are older than the age of 65 and suffering from chronic illnesses were restricted from leaving their homes. On March 27, 2020, all international flights were canceled. On March 28, 2020, it was announced that inter-city travel would be restricted and healthcare workers would be prevented from leaving their jobs, in an effort to fight COVID-19. On April 3, 2020, the Turkish government announced a curfew restricting members of the public under the age of 20 (born after January 1, 2000) from leaving their homes unless absolutely necessary. On the same day, the Turkish government also announced a 15-day ban on vehicles leaving or entering 31 provinces, including Istanbul — home to nearly one-fifth of Turkey’s population — as well as the urban centers of the capital Ankara, Izmir, Bursa and Adana.

General COVID-19 Measures Taken by the Ministry of Health

Taking into account the clinical signs and symptoms of COVID-19, the Republic of Turkey has carried out a diagnosis process with Polymerase Chain Reaction (“PCR”) tests. All secondary-level and tertiary-level hospitals in the country have been assigned to carry out diagnosis and treatment of COVID-19 patients and provincial pandemic boards were charged to manage the process. According to the statement given by the President Recep Tayyip Erdoğan on September 5, 2020, there are 40,000 intensive care beds in the Republic of Turkey. Within the aim of increasing the number of intensive care beds in the country during the pandemic, two intensive care hospitals, each with a capacity of 1,000 beds, were opened in Istanbul in May 2020.

As of July 2020, a total of 250 million medical masks, and more than 13 million N95 / FFP2 masks, which are important medical materials in controlling the spread of COVID-19, have been purchased and distributed throughout the country.

Before the period when COVID-19 cases started to emerge in the Republic of Turkey, the Republic began purchasing drugs alleged to be effective in the treatment of the disease, and the Republic has continued to purchase such drugs. As of July 13, 2020, a total of 386,500 doses of hydroxychloroquine sulfates, and 60,000 doses of favipiravir have been purchased and distributed. In addition, 11,000 doses of favipiravir have been received as grants.

As of November 3, 2020, COVID-19 PCR tests are being carried out in 227 authorized diagnostic laboratories across the country. The number of daily tests were up to 145,411 as of November 9, 2020. As of November 9, 2020, a total of 15,273,222 tests have been carried out across the country. COVID-19 PCR tests are also carried out at certain airports, including Istanbul — IST and Istanbul — SAW among others, and certain border gates in the country.

The Ministry of Health has developed its own PCR kit. The third version of this diagnostic kit is currently in use. The development process of the diagnostic kit continues. As of July 2020, the Republic’s monthly kit production capacity was 5,000,000 kits. As of July 2020, 2,000,000 PCR kits, patented by the Ministry of Health, had been exported to other countries. The Ministry of Health has filed patent applications for the diagnostic kit with the World Health Organization (WHO) and the U.S. Food and Drug Administration (FDA).

The Turkish government supports the development of COVID-19 Enzyme-linked immunosorbent assay (“ELISA”) kits by the private sector and contributes to the development of domestic COVID-19 rapid antibody test kits. The Turkish government also supports research on the development of a COVID-19 vaccine.

On November 25, 2020 the Turkish Health Minister announced the signing of a contract to buy 50 million doses of COVID-19 vaccine from a Chinese biotech company, Sinovac. The first batch of Sinovac vaccines arrived in Turkey on December 30, 2020. Starting with healthcare workers, people over 65 and other frontline workers Turkey began vaccinating its population on January 14, 2020.

General COVID-19 Measures Taken by the Ministry of Interior

Measures Taken by the Disaster and Emergency Management Authority

By command of the Ministry of Interior, the Disaster and Emergency Management Presidency (“AFAD”) was tasked with the coordination of quarantine facilities, where Turkish citizens coming from abroad or other people who needed to be quarantined were to be accommodated. The following general duties were carried out in terms of the coordination of the quarantine facilities:

•	The secretariat and guidance services were provided in coordination with the local authorities.

•	A broad range of disinfection and logistics services were carried out for the dormitories that were used for the two-week quarantine period.

•	The basic needs of the guests who stayed at dormitories, except nutrition, were provided.

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Turkey’s Vefa Social Support Group — which has worked to support senior citizens older than 65 and citizens with chronic diseases during the quarantine period — were supported by AFAD staff and vehicles.

•	Decontamination of the vehicles, areas, facilities and individuals were carried out.

•	Transportation of the guests who stayed at the quarantine facilities have been carried out.

Due to the COVID-19 pandemic, in addition to its other duties carried out in support of the response efforts, AFAD has coordinated the preparation and the maintenance of student dormitories to host quarantined citizens. 169 dormitories in 77 provinces were made ready throughout the process. More than 78 thousand people were hosted in total from the start of COVID-19 until May 23, 2020, and the evacuation of these people was completed as of May 23, 2020.

1,963 personnel and 428 vehicles from the provincial branches of AFAD were involved in the response to COVID-19.

Turkey’s Vefa Social Support Groups were supported by AFAD personnel and AFAD volunteers in 81 provinces.

AFAD has allocated funds to its 81 provincial directorates to cover the needs of quarantined citizens and to the governorates to hire 1,000 call receiver personnel and 200 cleaning staff in emergency call centers in 67 provinces.

Measures Taken by the Directorate General of Migration Management

Due to the COVID-19 pandemic, the Directorate General of Migration Management has taken preventive measures on various issues, particularly with regards to residency permit appointments, in order to minimize the risks to the health and working order of all of the personnel, including the personnel working in the provincial organization, and to minimize the impact of the pandemic on all foreigners within the Republic of Turkey. These measures are as follows:

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Regarding the foreigners whose visa/residence period had expired but who could not leave the Republic of Turkey due to COVID-19 and related government restrictions, the Directorate General of Migration Management informed the 81 Provincial Governorships in order not to apply temporary entry ban for those foreigners between the dates of force majeure (including the dates when the transportation stopped and returned to its normal course). The Republic of Turkey temporarily stopped the entry of foreigners into the country. For foreigners who stayed in the Republic of Turkey with their visas, visa exemptions or residence permits and whose residence periods had terminated, the public authorities continued to receive applications for residence through the e-residence system, without the need for foreigners to come to the provincial immigration management directorates in person.

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In provinces such as Istanbul and Ankara, which have the highest population of foreigners in the Republic of Turkey, in order to reduce the density of foreigners who had already applied through the e-residence system and would come to the provincial migration management directorates on their respective appointment dates; the appointment dates were postponed by informing applicants via the institutional website, 24/7 call center services named YİMER 157 (Foreigners’ Communication Center) and SMS channels in a way that did not adversely affect their rights.

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For new residence permit applications, in order to be able to provide services without causing crowding in the provincial immigration directorates within the framework of the social distance rule and other physical restrictions promulgated due to COVID-19 conditions, the quotas of the e-residence appointment system have been reduced by an average of 2/3 in 81 provinces without causing any loss of foreigners’ rights.

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For foreigners over the age of 65 and under the age of 20 who are under the curfew and whose visa/residence permit periods have expired and have already submitted initial/extension applications, their existing applications have been reserved during the curfew in order to avoid undesirable challenges. The documents of the foreigners who applied through the e-residence system have been received and their applications are under review.

Necessary administrative support has been provided to foreigners who cannot apply for a residence permit through the e-residence system due to their special needs.

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The Ministry of Interior Directorate General of Migration Management and the Ministry of Treasury and Finance Revenue Administration has created a mechanism for foreigners to pay the residence permit fee over the internet without having to go to the cash desk. The necessary information related to this mechanism has been provided on the institutional website of the General Directorate.

Foreigners can receive necessary information regarding the current status of their applications and appointments through YİMER 157.

Measures Taken at the Repatriation Centers of the Directorate General of Migration Management:

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All officials working in the removal centers under the Directorate General of Migration Management were informed about COVID-19 and the related measures to be taken for the repatriation centers. The methods of protection against COVID-19 were explained to the officials by Provincial health directorates.

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Preliminary acceptance areas have been created to carry out necessary controls. Any foreigners subject to irregular migration are checked by health units before they are accepted to the repatriation center.

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The foreigners accepted to the removal centers after undergoing preliminary health checks are kept in separate sections of the center for 14 days, and they are not deported or released. Foreigners are monitored by doctors assigned by the provincial health directorate to check for symptoms for 14 days.

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The foreigners who have symptoms of COVID-19 such as high fever and cough are transferred to the hospital without any delay, and those whose treatments are completed and whose test results are negative, are reaccepted to the repatriation center.

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Medical masks, hand disinfectants, FFP2 masks, protective overalls and protective glasses were provided to all of the Repatriation Centers. The necessary materials continue to be provided to the centers, if needed.

Measures Taken by the Directorate General of Provincial Administration

Measures Regarding Border Gates:

Considering the rapid contagion risk of COVID-19, the Republic started to apply entry and exit restrictions for foreigners and Turkish citizens before COVID-19 cases were first detected in the Republic in March 2020. Those restrictions have continued during the pandemic period.

For Turkish citizens abroad who have wished to return to the Republic during the pandemic period, the Turkish government has arranged special flights to many foreign countries to bring these citizens to the Republic of Turkey. These citizens have entered the Republic of Turkey by complying with the procedures set forth by the Ministry of Health. They have been placed under observation for 14 days in dormitories pursuant to the instructions of the Ministry of Interior. Although restrictions were imposed on the entry and exit of people, no barriers were introduced to international freight transport in order to ensure that supply chains were not disrupted and foreign trade was not adversely affected.

Domestic Measures:

In order to reduce the spread rate of the pandemic, mass activities such as ceremonies, trainings, and seminars where people gathered as a crowd were canceled, and public resting and entertainment places which were considered to have high potential for transmission, as well as enterprises like barber shops, hair salons, etc. were temporarily shut down. In order to meet the basic needs of citizens, it was ensured that businesses such as restaurants, grocery stores and supermarkets continued their activities in accordance with the established rules. Citizens over the age of 65 and under the age of 20, who are considered to be at higher risk of infection, as well as citizens with chronic diseases, have been restricted from leaving their residences. Vefa (Loyalty) Social Support groups have been established in all provinces and districts to meet the needs of these citizens. In 30 metropolitan and Zonguldak provinces, which constitute approximately two thirds of the population of the Republic of Turkey, curfew and city entry and exit restrictions were put in place.

With the measures taken by the government, continuity of production has been achieved in all sectors, especially in agriculture. Following the outbreak’s containment by the government, a period of controlled social life began. In order to ensure that the Republic’s economy continues to function well, relevant measures have been determined for all industries and enterprises have been able to gradually resume their business activities. Facial masks, physical distancing and hygiene rules are applied as the basic principles of the fight against COVID-19 in all areas of life. In addition, specific measures have been developed for businesses, depending on the nature of the industry. An overview of these measures, which are contained in the epidemic management and study guide prepared by the Ministry of Health, is expressed below:

•	Passengers on intercity transportation vehicles (buses, planes, trains, etc.) are not given tickets unless they receive a Hayat Eve Sığar (“HES”) code which indicates that a person can safely travel.

•	Accommodation facilities must obtain a safe-tourism certificate to prove their compliance with applicable measures.

•	Informative posters about the fight against COVID-19 are hung in all workplaces.

•	Fever measurement is performed at the entrance to workplaces

•	Special sitting arrangements are determined in accordance with social distancing rules in businesses such as wedding halls, restaurants, and cafes.

•	Measures for air conditioning and climatization systems have been implemented for closed spaces and it is encouraged that such places are ventilated through natural facilities.

•	Occupancy limits are determined according to the size of the premises (e.g., 1 person per every 4 square meters).

General COVID-19 Measures Taken by the Ministry of Culture and Tourism

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In the music, cinema, science-literature, fine arts, radio-television and publishing sectors, collecting societies representing authors, performers, producers and publishers are supported by Ministry of Culture and Tourism in order to meet their administrative expenses. After taking into account the economic damage caused by the COVID-19 pandemic, the amount of financial support to such persons was increased by 50% in 2020.

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General assemblies of collecting societies are generally held every two years at the latest in March. Due to the COVID-19 pandemic, these general assemblies, which were planned to be held in March 2020, have been postponed to a later date.

•	A general postponement decision was made regarding planned activities and periodicals relating to projects supported by the Ministry of Culture and Tourism in the field of culture and the arts.

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In order to reduce the negative economic impact of the COVID-19 pandemic on culture and the arts, interviews were held with sector representatives and the demands of these sectors regarding the postponement of their tax liabilities were conveyed to the relevant authorities.

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Studies have been carried out to enrich online education through the Copyright Education Center, and Copyright Education Center programs are to be transformed into a certificate program with a distance education model. Online seminars and trainings on copyright have continued.

•	The following action plan consisting of three phases of precautions against the COVID-19 pandemic was announced to museum directorates on August 5, 2020:

•	In the first phase of the precautions, all museums and archaeological sites were closed to visitors.

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In the second phase of the precautions, criteria relating to the duration and capacity of visits (also referred to as tourism carrying capacity) to museums and archaeological sites were laid out by the General Directorate of Museums and Cultural Heritage.

•	In the third and last phase of precautions, an action plan against COVID-19 was prepared and sent to the museum directorates and necessary measures were taken within this context.

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After international air traffic was suspended globally in March due to the COVID-19 pandemic, the Republic also suspended air travel in March. As one of the most popular tourist destinations in the world, the Republic has taken major steps towards successfully overcoming the negative economic impact of COVID-19 thanks to both its strong healthcare infrastructure and the timely measures it has taken. Within this framework, the Ministry of Culture and Tourism put in place certification programs aimed at preparing the tourism industry for the “new normal” and guaranteeing a comfortable and safe stay for guests visiting the country on vacation.

As instituted and prepared by individually considering all segments of the industry by the Ministry of Culture and Tourism and Turkish Tourism Development and Promotion Agency, the Republic launched the Healthy Tourism Certification program, which has been inspected by the international certification bodies. Certifications include measures to be taken across a broad range of industry segments from transportation to accommodation, food & beverage facilities and the personnel working in the tourism industry.

The Safe Tourism Certification Program led by the Culture and Tourism Ministry has been developed with the contributions of the Ministry of Health, Ministry of Internal Affairs, Ministry of Foreign Affairs and in cooperation with all the stakeholders in the tourism industry. This program defines and advises on an extensive series of measures to be taken with regards to transportation and accommodation of all Turkish citizens and international visitors who will spend their holidays in Turkey as well as the well-being and health of passengers, guests and employees working at touristic facilities.

The certification program has extensive criteria concerning airports, airplanes, touristic vehicles, accommodation facilities, and restaurants. Companies accredited for certification are required to have organizations in at least 5 countries. In addition to this certification system, authorized bodies have issued circulars regarding mandatory measures to be adopted by accommodation facilities, food & beverage companies, airports and airlines against the pandemic.

Establishments that wish to apply for this verification program, which is compulsory for accommodation facilities with 50 or more rooms and non-compulsory for accommodation facilities with less than 50 rooms and for other defined areas will be able to do so by applying to authorized international accreditation institutions. Hotels with more than 50 beds will not be able to operate without certification.

The certification process is carried out by internationally known accreditation organizations such as TÜV SÜD, TÜV NORD, RoyalCert, Bureau Veriteas Inspektorate, Llyod’s Register, TÜV Austria, TÜV Rheinland, SGS.

The certification program of the Republic of Turkey consists of 4 main pillars:

•	“Health and Safety of the Passenger”

•	“Health and Safety of the Employee”

•	“Precautions taken at Facilities”

•	“Precautions taken in terms of Transportation”

According to the data shared by the Ministry of Health, COVID-19 in the Republic is stabilizing and the number of new cases is under control; accordingly, a period of normalization has begun in all sectors. A series of circulars have been issued by the Ministry of Culture and Tourism in order to ensure that the tourism sector continues to operate safely by going through a controlled normalization process in the recovery period.

Such circulars include:

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Regulations during the controlled normalization period in accommodation facilities, in food and beverage facilities, in tourism activities for sea tourism facilities and vehicles and in tourist guidance services in cultural and artistic facilities,

•	Reopening freeze periods for investments and enterprises as of July 2020,

•	Setting opening and closing times for relevant facilities,

•	Starting implementation of the procedures within the framework of Articles 32, 33 and 34 of the Tourism Incentive Law No. 2634,

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Test centers have opened at all touristic airports and other busy airports. Those who have symptoms are tested at the airport immediately and sent to the hospital if they test positive. Doctors at the hospital decide whether the individual should stay in the hospital or not. Those tourists who are not in critical situations will be sent to the hotel. For positive cases, the hotels will have isolated apartments and blocks. If the treatment period lasts longer than the booking period, our hotels will serve the guests free of charge for the portion of the stay exceeding the booking period,

•	There will be no refunds for transit passengers for the cost of tickets,

•	A system of online insurance sales was also implemented.

COVID-19 Insurance Requirements:

At airports, temperatures of passengers entering the Republic are taken. Passengers who are showing other symptoms related to COVID-19 and those with temperatures above 37.8 degrees Celsius or those with other symptoms will be tested. There is no charge for the test. If the test result is positive, the guest will be transferred to the hospital. The same procedure is applied to transit passengers as well.

In the event that a visitor coming to the Republic of Turkey tests positive for COVID-19 and requires hospital treatment, if they have health insurance that is valid in the Republic of Turkey or if they have purchased travel insurance (including health insurance) before coming to the Republic of Turkey, then healthcare expenses will be covered by that insurance.

Those who lack health insurance will be offered the opportunity to purchase insurance plans at the airport upon arriving in the Republic of Turkey. As such, airports with the highest number of international flights in İstanbul, Ankara, Antalya, Muğla, İzmir, Bodrum, Trabzon have established points of sale offering health insurance plans valid across the Republic of Turkey.

To this end, a variety of health insurance plans are offered to visitors within two main insurance schemes: entitlement-based and coverage-based.

The following table sets forth the figures related to the provision-based health insurance application for in-patients:

An insurance package application for accommodation facilities will be implemented. The options offered in this framework are as follows:

Provision-Extra Assurance For Duration Of Stay

100.000 — Guarantee for Insurance Policy	Package 1		Package 2		Package 3
Daily Assurance Limit	€100		€150		€250
Assurance limit during the insurance policy	€1,500 (15 days	)	€2,500 (15 days	)	€3,750 (15 days	)
Premium	€10		€14		€22

Insurance policies can be purchased through:

1. Website (https://covidinsurance4turkey.com/)

2. Through the web pages of airlines

3. From kiosks before passport control.

•	All activities planned to be held in cultural centers operating under the Ministry of Culture and Tourism have been postponed as of March 14, 2020.

•	All fees for tourism investments and businesses between April 1 — June 30, 2020 have been postponed for 6 months.

•	Travel agencies certified by the Ministry of Culture and Tourism were allowed to perform their activities until July 31, 2020 without opening their workplaces.

•	Small-scale travel agencies were provided with financial support during the pandemic.

•	Financial support was provided to accommodation facilities in order to fulfill prepayment and return requests of tour operators/travel agencies.

•	Periods given for investments and enterprises expires after April 1, 2020 were frozen.

•	No penalties due to the cancellations of reservations and activities of accommodation facilities will be levied before December 31, 2020.

•	Subscriptions for 2020 to be paid to the republic of Turkey Travel Agencies Association by travel agents are not required.

•	The audits of facilities certified or requesting certification from the Ministry of Culture and Tourism have been postponed.

•	The current documents of sports activities for tourism purposes have been accepted as valid for 2020, without the need for renewal.

Economic and Financial Measures Taken by the Government

In order to mitigate possible adverse effects of COVID-19 on the Turkish economy, the Turkish government took several measures. On March 18, 2020, Turkish President Recep Tayyip Erdoğan announced an aid package of TL 100 billion (approximately equal to U.S.$15.4 billion) to help overcome the effects of COVID-19. The aid package, called the “Economic Stability Shield,” includes a series of measures such as debt payment delays and tax cuts across various sectors. Under the package, accommodation taxes will not be applied until November 2020, social security premiums and VAT deductions have been suspended for six months across various sectors (including retail, malls, iron-steel, automotive, logistic and textile) and credit payments for firms who are facing cash flow disruptions due to COVID-19 have been postponed for three months. As part of the package, on March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion.

The Economic Stability Shield Package, announced on March 18, 2020, as well as further regulations and economic measures enacted in response to COVID-19 are presented below.

Postponement of withholding tax, VAT, and social security contributions

•	Withholding tax, VAT and social security contributions of taxpayers for April, May and June were postponed for 6 months.

•	Nearly 2.5 million taxpayers’ income tax returns, VAT returns and payments for March were postponed to April.

•	The implementation of the accommodation tax has been postponed until January 2021.

•	Legal payments on hotel rentals for the months of April, May and June have been delayed for six months.

VAT for domestic flights was reduced temporarily

•	Starting in April, for domestic airline transportation, the VAT rate has been reduced from 18% to 1% for a period of 3 months.

Credit Volume backed by Credit Guarantee Fund

•	The limit of the Credit Guarantee Fund was doubled (from TL 25 billion to TL 50 billion). Access to finance has been facilitated for all of Turkish enterprises having collateral shortage.

•	Credit priority was provided to SMEs and firms with liquidity needs and collateral deficits.

Minimum Wage Support

•	TL 75 minimum wage support continues to be maintained, regardless of the size of the business.

Short-time Work Allowance

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The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. Short-time work allowance has now been extended for an additional two months in accordance with August 30, 2020 and October 27, 2020 presidential decrees.

Pensions

•	The lowest pension payment has been increased to TL 1,500 and pension payment of approximately 650,000 retirees has been increased.

•	Ramadan feast bonuses of Turkish retirees were paid early in April instead of May 24, 2020.

Cash aid to needy families

•	Since April 2020, approximately 6,000,000 households in need have been provided with cash support, totaling over TL 6 billion.

Social Support

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As of November 3, 2020, the amount of resources transferred to social assistance and solidarity foundations reached TL 186.8 million. In this context, a significant increase has been made in the share of money transferred to social work studies for disadvantaged sections of society.

Moreover, in terms of work and social life:

•	Flexible and remote working models have been implemented;

•	An elderly follow-up program, for those who are over the age of 80 and live alone, has been implemented;

•	Programs to reduce the minimum payment rate in housing purchases have been implemented.

Salary Support for Healthcare Workers

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Performance payments to healthcare professionals were made to the greatest extent legally permissible for a period of 3 months, starting in March 2020. Additionally, the recruitment of 32,000 new personnel was approved. In this context, TL 4.5 billion has been provided for performance payments. This period has also been extended for 3 additional months, beginning with August 2020.

Postponement of Municipal Payments

•	Starting March 23, 2020, the deduction in monthly tax share payments of municipalities was postponed for 3 months.

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On April 16, 2020, the income tax withholding declaration and payment periods of the metropolitan municipalities, municipalities and affiliated institutions, as well as all of the social insurance premium payments to be collected for the upcoming 3-month period were postponed for 3 months without any increase in interest. These periods can be extended up to 3 additional months if deemed necessary.

Lease Payments

•	Beginning on March 19, 2020, support and flexibility has been provided for lease payments of the real properties that are owned by public authorities.

•	In March 2020, two-month lease grants were provided to commercial enterprises in technology development zones.

Regulations Regarding Customs Taxes

•	On March 25, 2020, customs taxes for respiratory devices such as ventilators and oxygen concentrators was reduced from 13% to zero.

•	The customs duty of 20% on disposable medical masks has been reduced to zero.

•	The customs duty of 10% on the import of ethyl alcohol used as raw material in the production of cologne and disinfectants has been reduced to zero.

Measures To Support SMEs

•	On March 27, 2020, a regulation was passed by the Ministry of Treasury and Finance regarding State Supported Commercial Receivable Insurance for SMEs.

•	On March 25, 2020, the Small and Medium Enterprises Development Organization of Turkey (“KOSGEB”) announced the Triple Protection Package. This package provides support under three main pillars:

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Disinfectants, masks and other medical protective equipment producers will be granted additional support — up to TL 6 million (TL 4.2 million will be reimbursed) through the KOBI TEKNOYATIRIM (SME Technological Product Investment Support) Program;

•	Repayments by SMEs to KOSGEB on outstanding KOSGEB-supported loans will be postponed for 3 months;

•	SMEs will be granted 4 months of additional time to fulfill their obligations for their projects which were approved by KOSGEB to receive project based support.

•	On April 6, 2020, the loan installments of 136,255 SMEs that benefitted from KOSGEB’s loan support program were postponed for 3 months.

Financial and Banking Sector Related Measures

•	The principal and interest payments of companies whose cash flows deteriorated because of the COVID-19 outbreak were delayed for at least 3 months.

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In order to maintain the capacity utilization rates during the temporary deceleration in exports, a stock financing support package was launched for exporters. The stock financing support package was implemented via Turk Eximbank in order to provide convenience for exporters, whose stocks increased due to low demand and canceled orders.

•	As part of the package, the Credit Guarantee Fund set a TL 10 billion (U.S.$1.47 billion) limit for Turk Eximbank.

•	The Credit Guarantee Fund’s maximum guarantee amount is set at TL 25 million (approximately U.S.$3.5 million) for SMEs and TL 50 million (approximately U.S.$6.9 million) for non-SMEs.

•	By delaying loan interest rates, the interest burden of Turkish tradesmen and craftsmen was reduced by approximately TL 90 million in April, May and June.

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Consumer Loan Packages have been made available to the public since March. The “Basic Need Support” loan package was launched by Ziraat Bank, Halkbank and Vakıfbank to financially support customers whose household income is less than TL 5,000.

•	Working loans have continued to be offered.

•	Check payment loan support has been offered

•	With the Treasury-backed Credit Guarantee Fund, Economic Stability Shield credit support has been implemented.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	In March, the Banking Regulation and Supervision Agency (“BRSA”) made some changes in the calculation of banking ratios due to the pandemic.

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With measures announced in March, the CBRT provided flexibility to banks in the management of Turkish Lira and foreign currency liquidity, secured uninterrupted credit flows to the private sector, supported cash flows of exporters through rediscount loans, and strengthened the monetary transmission mechanisms by supporting the liquidity of the Treasury borrowing market.

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The CBRT increased the limits and diversity of the swap agreements and increased the ratio of the nominal size of the Open Market Operations portfolio to the total CBRT analytical balance sheet assets from 5% to 10%.

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On October 16, 2020, the Turkish Banks Association (the “TBB”) announced that it would initiate a tourism support package to ease the economic impact of COVID-19 on the tourism sector. The TBB stated that the participating banks would allocate a TL 10 billion credit under the Credit Guarantee Fund.

•	On October 26, 2020, Turkish public banks announced the Micro Enterprises Support Package, which offers financing of up to TL 100,000 for SME’s.

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On December 8, 2020 the Credit Guarantee Fund scheme announced that it had partnered with the European Investment Fund to launch a guarantee payment program worth TL 6 billion. The funds from this program are intended to aid cash strapped businesses during the pandemic.

Financial Measures Announced by the Central Bank of Turkey

The CBRT maintains that during the COVID-19 pandemic it is vitally important to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. In this respect, the CBRT has acted very swiftly to contain the potential impact of the pandemic on the economy and introduced a comprehensive set of policy steps. In addition to lowering the one-week repo rate by 250 bps since the onset of the pandemic in Turkey to ease financial conditions, the CBRT has also announced some additional policy steps since March 2020.

These policies mainly targeted the following three headings: enhanced liquidity access for the financial sector (including expansion in Open Market Operations (“OMO”) and swap lines); a more targeted use of reserve requirements; and a widening of rediscount credit facilities. The main aim in these policies have been to provide liquidity support both to the financial sector and the real sector, enhance the transmission mechanism, and ensure the well-functioning of the financial markets.

On March 17, 2020, the CBRT has announced a comprehensive policy action set supportive of financial stability with the potential impact of the global COVID-19 pandemic on the economic activity and liquidity conditions in mind, has reduced the policy rate and has taken steps to increase access to liquidity. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. Actions can be detailed as follows:

•	Liquidity limits of Primary Dealers in the framework of OMOs have been increased to support the Primary Dealership System.

•	Conventional (multi-price) swap auctions with maturities of one, three and six months, which are currently available against U.S. Dollars, may also be held against euros and gold.

Foreign exchange reserve requirement ratios were reduced by 500 basis points in all liability types and all maturity brackets for banks that meet real credit growth conditions within the context of the reserve requirement practice. (The real credit growth conditions, effective from the calculation period of March 6, 2020 were revised as follows: (i) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, (ii) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended starting from March 9, 2020 to facilitate early repayment or early restructuring of foreign exchange cash loans from the numerator of the growth rate formula, is above 5%).

With this decision, it is expected that the banks which meet real credit growth conditions will be provided with foreign exchange and gold liquidity at the amount of approximately U.S.$5.1 billion. This revision will take effect from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

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Banks have been offered targeted additional liquidity facilities to secure uninterrupted credit flow to the corporate sector. The maximum amount of funds that an eligible bank may receive from this new liquidity facility will be linked to the amount of credit that this bank has already provided or will provide for the corporate sector. The total amount of the facilities to be offered is projected to be limited to 25% of the system’s total funding need. Accordingly:

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Turkish Lira liquidity will be provided via repo auctions with maturities up to 91 days with an interest rate 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) and with quantity auction method.

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Turkish Lira currency swap auctions with a maturity of 1 year based on the quantity auction method will be conducted. With these swap auctions, related banks will be provided with Turkish Lira liquidity against U.S. Dollars, euros and gold with an interest rate 100 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

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The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, can be extended by up to 90 days. Accordingly, firms can apply to intermediary banks and exchange their current bills for a bill with an up-to-90-day-longer maturity, without making any repayment.

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An additional extension of 12 months export commitment has been offered for the fulfillment period regarding the rediscount credits whose export commitment has not been fulfilled yet and for the rediscount credits yet to be used from March 18, 2020 to June 30, 2020. Thus, the maximum duration for the export commitment fulfillment for these aforementioned credits has therefore been extended to 36 months from 24 months.

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To be effective from March 20, 2020, the maximum maturities for rediscount credits have been extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

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The CBRT has taken additional policy steps as of March 31, 2020 with the aim to strengthen the monetary transmission mechanism, enhance banks’ liquidity management flexibility while increasing capital market deepening, secure uninterrupted credit access of the corporate sector and support the credit access of goods and services exporting firms with a focus on SMEs which carry an important weight in employment dynamics. The CBRT has introduced the following additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities (GDDS) market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which have been affected by the pandemic, with an SME-focused approach. The details of the measures are:

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Outright purchase operations under the OMO portfolio, which are conducted within the limits identified at the Monetary and Exchange Rate Policy for 2020 document, can be carried out in a front-loaded manner and these limits may be revised depending on the market conditions. These operations are intended to enhance the effectiveness of the monetary transmission mechanism via increasing the market depth, enabling sound asset pricing and providing banks with flexibility in liquidity management.

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For a temporary period, Primary Dealer banks will be able to sell the Government Domestic Debt Securities (GDDS) that they have bought from the Unemployment Insurance Fund to the CBRT under the terms and limits set by the CBRT, or will be able to increase at certain ratios the liquidity facility offered under OMO in the scope of the Primary Dealership system. This aims at supporting financial stability by containing the likely impacts of the liquidity need of the Unemployment Insurance Fund on the well-functioning of the markets. These GDDS purchases will be out of the scope of the limits set for the OMO portfolio.

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Under the Turkish Lira and foreign exchange operations conducted at the CBRT, asset-backed securities and mortgage-backed securities have been included in the collateral pool. Accepting these securities as collateral will contribute to increasing the liquidity of similar securities issuances and to deepening the capital markets, and also enhance banks’ flexibility in Turkish Lira and foreign exchange market liquidity management.

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The limits for the targeted additional liquidity facilities offered to banks to secure uninterrupted credit flow to the corporate sector will be increased. In addition to the targeted liquidity facilities of repo auctions with maturities up to 91 days and Turkish Lira currency swaps with a maturity of one year, the CBRT will also hold Turkish Lira currency swap auctions with a maturity of six months. Through these swap auctions with six-month maturities, related banks will be provided with Turkish Lira liquidity against U.S. Dollars, euros or gold, at an interest rate 125 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate).

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To facilitate goods and services exporting firms’ access to finance and to support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services will be extended. A total limit of TL 60 billion has been defined for the Turkish Lira-denominated rediscount credits. Of this limit, TL 20 billion has been allocated for credit utilization via Türk Eximbank, TL 30 billion for credit utilization via public banks, and TL 10 billion for credit utilization via other banks. A minimum of 70% of the credits to be extended via banks other than Turk Eximbank will be allocated to SMEs. On a firm basis, the maximum amounts of credits have been set at TL 25 million for SMEs and TL 50 million for other firms. Firms that can obtain foreign exchange rediscount credits, overseas contracting companies, and firms participating in international fairs will be able to benefit from this credit facility. The interest rate for these credits will be 150 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate. The maximum commission rate of intermediary banks will be 150 basis points. The credits will have a maximum maturity of 360 days and will be extended on the condition that the export or foreign exchange earning services commitment as well as the employment level as of March 1, 2020 are maintained throughout the credit period. (Note: On May 4th, 2020, the employment level condition was revised. The revised condition requires that average employment level as end of March, June, September, December and the maturing month of the credit should be at least equal to the employment level as end of March 2020.)

Additional measures against the economic and financial impacts of COVID-19 were taken on April 17, 2020 to protect the market depth, strengthen the monetary policy transmission mechanism and support the primary dealer system.

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The maximum limit for the ratio of the OMO portfolio nominal size to the CBRT analytical balance sheet total assets, set at 5% for 2020 in the Monetary and Exchange Rate Policy for 2020 document, was revised to 10%.

To further support the Primary Dealership system considering its contributions to the deepening of financial markets and to the effectiveness of the monetary policy transmission mechanism, the facility offered to PD banks to sell GDDS to the CBRT has been revised. Accordingly, the CBRT decided that:

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The limits offered to PD banks for outright sales of GDDS to the CBRT were applied independent of the repo transaction limits and that PD banks were offered a GDDS selling limit that is equal to the repo transaction limits, On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations will be reduced to half of their current limits effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits will be reduced to zero effective from August 12, 2020.

•	The related purchases will also be carried out within the total maximum limit of 10% set for the OMO portfolio.

•	The GDDS to be purchased and the amount of purchases will be determined by the CBRT and the purchases will be conducted via the quantity auction method.

On March 31, 2020, a TL 60 billion upper limit was announced for Turkish Lira rediscount credits for export and foreign exchange earning services. The CBRT announced on June 5th, 2020 that TL 20 billion of this upper limit will be allocated to advance loans against investment commitment in order to support investments in selected sectors that are critical to our country. Advance loans against investment commitment will be extended through development and investment banks to companies holding Investment Incentive Certificates that will invest in selected sectors. Loans will be limited to TL 400 million per firm, and will be used with a maximum 10-year term and 150 basis points below the CBRT policy rate.

The CBRT has decided to temporarily (until the year end) suspend the enforcement of the rule of having adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision will be effective from the calculation date of June 12, 2020 with the maintenance period starting on June 26, 2020 to the calculation date of December 25, 2020. Due to the adverse effects of the COVID-19 pandemic on cash flows, the loan demand of both individuals and firms increased. Measures put into effect ensured the efficient functioning of the credit mechanism and the increased loan demand was met to a considerable extent. This trend is expected to continue for a while during the normalization process, as well. To provide banks with flexibility in meeting the loan demand specific to this period, the CBRT revised the reserve requirement regulation that links the reserve requirement ratios and remuneration rates to loan growth rates.

Fiscal and monetary policies succeeded in containing the effects of the pandemic on the Turkish economy and maintaining productive capacity. In this context, with economic activity normalizing as of early August, the targeted additional liquidity facilities began to be phased out. As part of the normalization process, the CBRT also increased the FX reserve requirement ratios by 300 basis points in July for all liability types and maturity brackets for all banks. It also raised FX reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points in August for all other FX liabilities for all maturity brackets.

See “Monetary Policy” for information related to monetary policy measures taken with respect to the normalization process following the first stage of COVID-19.

Financial Measures Taken by the Banking Regulation and Supervision Agency

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On March 16, 2020, BRSA announced that it examines business continuity and emergency plans regularly on annual basis. In this context, BRSA started to re-examine business continuity plans prepared by banks within the framework of a prudent supervision approach and ensured that all necessary prudential measures have been taken. Contingency plans of banks have been reviewed and following instructions have been given accordingly by BRSA:

•	Determining key staff and their substitutes

•	Preparing scenarios for cases where limited number of units/staff present

•	Building and testing the infrastructure to continue working remotely,

•	Designing contingency plans relating to employees who indicate COVID-19 symptoms or are infected by COVID-19.

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On March 17, 2020, BRSA Board decided that some measures were introduced to mitigate the effects of COVID-19 on the financing conditions of households and non-financial corporate entities. Based on these measures;

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Some flexibility has been given to delays in the loan payments. The current 90-day period for transferring overdue loans to non-performing loans has been extended to 180 days. The measure will be applicable to all standard loans and close monitored loans under stage 1 and stage 2 of the Turkish Financial Reporting Standards (“TFRS”), including corporate loans, consumer credits, real estate and vehicle loans, as well as personal loans.

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Various other flexibilities were provided for the repayments of the restructured loans. BRSA has also suspended the application of classifying restructured performing loans whose principal and/or interest payment are 30 days past due within an observation period of one year or which are restructured again within that period as non-performing loans.

•	These measures will be in effect until December 31, 2020.

•	BRSA has taken some actions relating to Card Payment and POS/ATM Devices:

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Contactless transaction limits for card payments were increased to TRY 250. Clients were notified about the new limit and encouraged to prefer using contactless transactions, having ATM devices sanitized, and to increase sanitization frequency in areas which are risky (e.g. near hospitals) and highly populated.

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Workplaces were encouraged to prefer contactless transactions on POS devices, informing clients of the available processes in order to finalize transactions without any contact to the payment channel, such as QR Codes.

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Temporary regulations were introduced to offset the impacts of high volatility in interest rates and foreign exchange rates on banks’ own funds, and to enhance the loan restructuring capacity of banks and prevent breaches in regulatory limits.

•	Banks are encouraged to pursue new loan support packages in addition to restructurings.

•	The liquidity coverage ratio will not be binding for commercial and participation banks until December 31, 2020. However, banks will continue to report legal liquidity forms to BRSA.

•	The 30-day period for classifying loans into second stage credits has been extended to 90 days until December 31, 2020 (as of March 27, 2020)

•	The minimum payment amount for credit card loans has been decreased to 20% (as of March 30, 2020).

•	As a response to demands by the Banks Association of Turkey, some other concessions were given to banks by BRSA:

•	Reducing working hours of banks’ branches,

•	Enabling employees to work in shifts in banks’ branches,

•	Limiting client numbers in banks’ branches,

•	Directing clients to ATMs for transactions below TL 5,000,

•	Temporary closure of banks’ branches that are located in hospitals,

•	Enabling bank staff to continue working remotely,

•	Legal deadlines for reporting arising from a number of regulations were postponed for banks and non-bank financial institutions (as of April 2, 2020).

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With respect to the calculation of risk-weighted asset as an element of the standardized approach for capital requirements, risk weight of FX exposures to central government and central banks has been revised to 0% (as of April 16, 2020).

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To provide flexibility in managing interest-sensitive assets and liabilities and the negative effects of highly volatile market conditions on banking books, the ratio for interest rate risk in banking books will not be binding for banks until December 31, 2020. However, banks will continue to report related forms to BRSA (as of April 16, 2020).

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To minimize the negative impacts of the COVID-19 pandemic on the economy, markets, production and employment and to ensure the effective use of banks’ resources, a new “asset ratio” has been introduced, effective from May 1, 2020, which was further revised on June 1, 2020. This ratio should be equal to at least 100% for deposit banks and at least 80% for participation banks. On August 1, 2020, some easing was introduced with a reduction of the applicable minimums for asset ratios for deposit banks and participation banks to 95% and 75%, respectively. On September 28, 2020, additional easing was introduced on asset ratios. According to this new easing decision, effective on October 1, 2020, the minimums for asset ratios for deposit banks and participation banks were reduced to 90% and 70%, respectively. On October 26, 2020, the BRSA announced that banks will be able to include foreign-currency loans extended to other local lenders with more than one year maturity when calculating their asset ratio, making it easier for them to meet the requirement. Easing the asset ratio would allow domestic banks to be able to include syndicated loans under credits in proportion to their individual participation in arranging a facility. The BRSA kept the asset ratio at 90% and 70% for deposit banks and participation banks, respectively.

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In order to provide additional funding to the private sector and better utilize TL resources, banks will be limited to 0.5% of their latest own funds in all TL based repo, loan and deposit transactions with foreign financial institutions including their own financial subsidiaries and branches (as of May 5, 2020).

While BRSA clarified that many measures will remain in place to provide flexibility to banks in 2021, it nevertheless took several steps towards normalization. Through its decision No. 9271, dated November 24, 2020, BRSA terminated asset ratio calculations as of December 31, 2020. On December 8, 2020, the regulator issued a statement that some COVID-19 measures would be also terminated. Also on December 8, 2020, BRSA removed settlement delay for FX and gold purchases.

Measures that expired on December 31, 2020 include:

•	Exemption of deposit and participation banks from BRSA’s liquidity coverage ratio,

•	Exemption of development and investment banks from BRSA’s their liquidity adequacy ratio,

•	Measures introduced by the BRSA to facilitate the compliance of banks and financial institutions with their reporting requirements,

•	Permission to banks not to deduct the part of their standard ratio of the interest rate risk which is in excess of 20% from their equity while calculating their capital adequacy standard ratio, and

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Permission to banks not to conduct their fair value calculation for financial collaterals, which usually must be done at least every six months, and the option to calculate the fair values of the financial collaterals as of December 31, 2019.

Financial Measures Taken by the Capital Markets Board of Turkey

Supervision

•	The CMB is monitoring the price movements in the stock market closely. Additionally, on the asset management front, it is monitoring the funds to see if there is any stress in liquidity needs.

Price Volatility

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A ban on short selling was initially imposed on February 28, 2020 and, upon the CMB decision of March 2, 2020, it was announced that the ban on short selling would be kept in force until further notice. On June 30, 2020, the CMB removed the short-selling ban for BIST30 companies, effective as of July 1, 2020.

Circuit breakers were tightened.

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The price margin circuit breaker triggering rate and the circuit breaker order collection period applied in the equities traded in BIST Stars and BIST Main Market, as well as the daily price limits applied in the Single Stock and Equity Index Futures traded in the Derivatives Market have been changed as of March 13, 2020 to be valid until a second announcement as decided by the General Directorate.

Business Continuity Plans:

•	Under the Presidential Decree of March 20, 2020, all events and meetings including general assembly meetings were postponed until the end of April.

•	Working part time/splitting shifts/remote access for investment firms was enabled.

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Receiving customer orders via alternative electronic means was enabled, beginning on March 23, 2020 and continuing until a second announcement by the CMB, provided that investment firms obtain verifiable confirmation from clients, relevant recording mechanisms are established to verify orders in the case of conflicts with clients, and clients are adequately notified with respect to transactions. An announcement through investment firm websites was required in order to implement any changes to order reception procedures.

•	Capital market institutions were reminded of the possibility to make applications to the CMB through registered electronic mail.

Reporting and Disclosures

•	The following measures were announced by the CMB on March 23, 2020:

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With respect to investment firms and portfolio management companies, the reporting date for annual financial reports for 2019 and quarterly financial reports for the first quarter of 2020 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

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The reporting date for annual financial reports of investment funds for 2019 and the disclosure date of quarterly financial reports of pension funds for the first quarter of 2020 were delayed until April 30, 2020.

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With respect to corporations whose capital market instruments are being traded on an exchange or organized market, the reporting date for quarterly financial reports for the first quarter of 2020 were delayed by 30 days following the reporting deadlines defined in capital market regulation.

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With respect to corporations that are subject to capital market legislation but the capital market instruments of which are not being traded on an exchange or organized market, the reporting date for undisclosed financial reports for 2019 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

Other Financial Measures

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According to the package announced by the Minister of Industry and Technology, KOSGEB (the agency that supports and develops SMEs) will support up to TL 6 million per enterprise for local production of disinfectant, protective clothing, protective glasses, masks and gloves.

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According to President Erdoğan’s statement, “continuous working credit support” will be provided in order to meet companies’ working capital needs. The “tradesperson card” support will be provided with a 3-month grace period and a 12-month maturity with a limit of TL 25,000 and additional credit lines with the same amount of personnel expenditures will be available.

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Within the scope of the Treasury Backed Credit Guarantee System (“TBCGS”), SMEs and large firms are supported with respect to working capital needs, and low-income individuals are supported for basic consumption needs. 96% of Credit Guarantee Fund support was allocated to SMEs as of June 17, 2020.

During the pandemic, by introducing an amendment to Law No. 4749, total potential credit volume was increased to TL 457.69 billion. TL 297.90 billion worth of the credit program was allocated up to June 17, 2020 to the following beneficiaries:

•	TL 168.30 billion allocated to all types of SMEs,

•	TL 45.80 billion allocated to large companies,

•	TL 33.34 billion allocated to Turk Eximbank in order to finance exporter companies,

•	TL 50.46 billion allocated to low-income households.

The remaining potential assignable credit volume is not allocated to specific beneficiary types as of yet, and it will be utilized according to the economic effects of the pandemic and market ongoing needs.

Measures Announced by Public Banks

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Within the scope of the Economic Stability Shield support, Ziraat Bank, Halkbank and Vakifbank will provide a loan with a 7.5% interest rate and a 36-month maturity, in order to meet the financing needs of the real sector. The upper limit of the loans will be TL 10 million for companies with a turnover up to TL 25 million. Companies with a turnover between TL 25-125 million will be able to use loans up to TL 25 million, and companies with a turnover over TL 125 million up to TL 100 million. Treasury backed KGF funds will be made available to the companies that lack collateral for the loans on condition that these companies have not reduced the number of their registered employees as of the end of February.

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In addition, Ziraat Participation and Vakif Participation banks will also offer an annual financing rate of 7.5%, a total of 36 months with a 6-month grace period for businesses that have not reduced the number of registered employees as of the end of February. The upper limit of the loans will be the same as those of public banks.

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For the loans used by Halkbank and Ziraatbank, if a tradesperson or craftsperson requires support, principal and interest payments, whose maturities will come in April, May and June 2020, will be postponed for 3 months without additional interest.

•	Halkbank and Ziraatbank will offer their customers the opportunity to restructure their loans with a suitable term, with a grace period of up to 6 months.

•	Halkbank and Ziraatbank will be able to extend the grace period for seasonal sectors, such as tourism, up to 12 months.

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Companies paying staff salaries through Halkbank and Ziraat Bank will be given an additional credit limit, as much as staff salary expense over the next 3 months, provided that they do not reduce their employment compared to the end of February 2020.

•	In order to pay checks on credit received by credit customers of Halkbank and Ziraatbank, additional credit limits will be allocated to companies by increasing their general credit limits.

•	To meet working capital needs, corporate card limits of companies working with Halkbank and Ziraatbank will be increased.

•	Vakifbank will provide flexibility for all credit installments and payments of companies until June 30, 2020, including end-of-March interest payments.

•	Vakifbank will provide businesses with a long-term loan up to 3 months’ salary in order to meet their loan demands for employment protection.

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Vakifbank will ensure that the existing loans of the enterprises are restructured in accordance with their cash flows and according to their sectoral status. The sector-specific loans, including tourism and urban public transportation, will be structured periodically for up to 12 months.

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In order to facilitate the public payment obligations of companies, such as taxes and social security, Vakifbank will increase its cash management limits, and will allow installments up to 12 months for payments from these limits.

•	Vakifbank will increase its cost-free supply capacities by increasing the limit for Business Cards owned by companies.

•	Vakifbank BankoÇek will help reduce cash needs and provide cost-free financing through the introduction of banking guarantee facilities by increasing the limit and prevalence of its product.

•	Vakifbank will be able to postpone installments and credit card payments of retail credit customers for up to 3 months.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	On October 26, 2020, Vakıfbank, Halkbank and Ziraat Bank introduced the Micro Enterprises Support Package, which offers financing of up to TL 100,000 for SME’s.

Deferring in payments and criminal proceedings

•	Receivables from KOSGEB’s reimbursement for loans will be postponed for 3 months, and projects will be given an additional 4 months.

•	The failure to pay the rental price for working places between March 1, 2020 and June 30, 2020 will not constitute a reason for the termination of the rental contract and eviction.

•	Restructuring or disbursement of new loans will not create legal or criminal liability.

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With an amendment made to the Cheques Law, the execution of the sentences of those convicted for cheques-related crimes committed on or before March 24, 2020 will be stopped. The convicted individual will pay one-tenth of the unpaid portion of the check price to the creditor within one year after the release date. If he pays the remaining portion in 15 equal installments every two months from the end of the one year period, the criminal conviction will be dropped. If one-tenth of the unpaid part of the check price is not paid within one year from the date of execution, the execution of the verdict will be decided upon the petition of the creditor. If the convicted individual does not pay one of the installments in the given time period, this installment that they did not pay will be added as an installment at the end of the period. In the case of and individual not paying one of the remaining installments, the court will decide on the execution of the sentence upon the complaint petition of the creditor.

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Initiation of a lawsuit, initiating enforcement proceedings, applications, complaints, objections, warnings, notifications, submissions and timeout periods, deprivation times and mandatory administrative application periods, as well as the periods determined by the judge in the Administrative Judicial Procedure Law, the Criminal Procedure Code and the Law on Civil Procedure and other laws including procedural provisions, were suspended between March 13, 2020 until June 15, 2020.

•	All enforcement and bankruptcy proceedings, follow-up procedures, new enforcement and bankruptcy follow-up requests, except for subsistence cases, were suspended from March 22, 2020 to June 15, 2020.

•	A “Force Majeure” note will be put on the Credit Registry of the firms that have defaulted in April, May and June.

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Pursuant to a Decision of the Ministry of Treasury and Finance, Value Added Tax and Income Tax payment periods have been extended to April 24, 2020 and April 30, 2020, respectively. No tax share deductions will be made from municipalities against their liabilities of around TL 3 billion for the April, May and June period.

•	The easement rights and revenue share payments related to hotel rentals for April, May and June were postponed for 6 months.

Measures and Policy Considerations Regarding State Owned Enterprises

Containment Measures

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After the first case of COVID-19 in Turkey was reported on March 10, 2020, a Presidential Circular was issued allowing civil servants to work from home and to work flexibly. The measures apply to all public sector employees, including those who are employed by state owned enterprises (SOEs), regardless of the contractual arrangement. The Presidential Circular allowed public employees to work in shifts to ensure continuity of essential services. When working in shifts, those who are not working are considered to be on administrative leave. Principles and procedures for the implementation of flexible working measures are determined by the heads of public institutions and the general directors of SOEs. During this period, SOEs are allowed to hold all kinds of meetings including boards of directors meetings though remote participation. All SOEs returned their usual working hours as of June 1, 2020, with some flexibility.

Budget Measures

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Knowing that the COVID-19 outbreak and its containment measures may put corporate balance sheets of SOEs under pressure, cash flows of SOEs are being closely monitored in this period in order to detect any liquidity problems. Capital injections to SOEs are provided in accordance to the planned calendar. No additional capital injection due to COVID-19 pandemic has been provided yet. However, around TL 3.5 billion of dividend payments of some SOEs (DHMİ, MKEK, ETİ MADEN) which were expected to be received in 2020 have been postponed to 2021. In addition, upon the request of Turkish Petroleum Corporation (“TPAO”), the Treasury Levy, a monthly payment equivalent to 10% of company’s gross sales, for the April- December 2020 period has been postponed to 2021.

Unforeseen State Ownership

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On March 18, 2020, the President announced the “Economic Stability Shield Program” in order to balance the adverse effects of the COVID-19 outbreak. The package includes support for businesses including deferral of value-added tax and social security payments and postponement of debt repayments for companies affected by the crisis for a minimum of three months. The interventions for private firms relating to COVID-19 have so far mostly focused on illiquidity. Taking equity stakes in companies in financial distress could be an option, but no nationalization (extension of state ownership) by these means has been undertaken so far, and there is no intention to do so.

Sectoral Effects

Effects on SOEs Operating in Transport Sector

The COVID-19 pandemic restricted the movement of passengers and freight transport significantly all over the world and adversely affected nearly all transportation modes. The pandemic reduced the revenue of the SOEs in the transportation sector, especially State Airports Authority (DHMI), Turkish State Railways (TCDD) and the General Directorate of Coastal Safety (KEGM).

•	GENERAL DIRECTORATE OF STATE AIRPORTS AUTHORITY (DHMİ)

Airline freight and passenger transportation attracts attention as one of the most disrupted and most adversely affected transportation modes. As of March 27th, domestic flights except for some flights from Ankara and İstanbul to some metropolitan cities and all international flights were suspended. Domestic flights resumed on June 1, 2020 and international flights resumed gradually beginning from June 10. Due to the decrease in the revenue and deterioration in the cash flow, dividend payment to central budget for 2020 has been postponed in order to support the fiscal status of the enterprise.

•	GENERAL DIRECTORATE OF TURKISH STATE RAILWAYS (TCDD) AND TURKISH STATE RAILWAYS TRANSPORT COMPANY (TCDD TAŞIMACILIK A.Ş.)

The decline in the number of passenger trains due to the travel restrictions and the decrease in the travel demand due to the pandemic have negatively impacted the income of TCDD. Also as the main infrastructure investor in Turkish railways, TCDD pays special attention to the procedures to be followed against COVID-19 in its construction projects since a possible loss of workforce would cause disruptions in project schedules.

TCDD Transport, a subsidiary company of the TCDD, also suffered due to COVID-19 as passenger revenue declined. However, railway freight transport has been relatively less affected by the pandemic and passenger rail has come to the fore as the preferred mode of passenger transportation. There has been a considerable increase in demand for railway freight transport in the eastern corridor after the temporary closure of Turkey’s customs gates with Iran and Iraq.

•	GENERAL DIRECTORATE OF COASTAL SAFETY (KEGM)

General Directorate of Coastal Safety (KEGM) is responsible for assisting and improving the safety of navigation of freight and passenger ships in Turkish Waters, especially in Turkish Straits.

As international trade declined and the volume of ship traffic decreased in Turkish Straits, KEGM’s revenues fell. However, as the Enterprise’s revenue is mostly in foreign currency, KEGM expects to partially compensate this decline with the increase in exchange rate over the last months.

•	Effects on SOEs Operating in Energy Sector

The COVID-19 pandemic, which reached Turkey in March of 2020, had a significant impact on electricity consumption. While the electricity consumption in January and February increased by more than 3% compared to the same period last year, the consumption in March was similar to March 2019 and the consumption in April 2020 decreased by 18% compared to the same month in previous year.

A decrease in electricity consumption affects electricity generation. In this context, imported coal-based electricity generation decreased by 26% and natural gas-based electricity generation decreased by 50% compared to 2019 and the first 3 months of 2020.

•	Effects on SOEs Operating in Coal Sector

The COVID-19 pandemic also affected the hard coal production in Zonguldak region. Coal production was suspended between March 31 — June 1, 2020 in the coal mines of the Turkish Hard Coal Company. On the other hand, lignite production has continued uninterrupted.

Measures taken regarding social security and labor markets are as follows:

•

Layoff bans were first imposed in April 2020 for a period of three months. During the layoff ban, a subsidy from the Unemployment Insurance Fund was introduced for affected workers. The Turkish government extended the layoff ban on September 4, 2020 until November 17, 2020 and again on October 27, 2020 until January 17, 2021.

•

The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. Short-time work allowance has now been extended for an additional two months in accordance with August 30, 2020 and October 26, 2020 presidential decrees.

•	The social security contributions relating to the April-June period were postponed for 6 months.

•	TL 1,000 cash assistance was provided to people in need.

•	Minimum amount of pension is raised to TL 1,500.

Other Measures Taken by the Government in Various Areas During the Pandemic Process

On March 30, 2020, President Erdoğan launched a National Solidarity Campaign to aid fight against COVID-19, donating seven of his monthly salaries to the initiative.

On April 10, 2020, a 48-hour curfew was imposed in 31 provinces beginning at midnight as part of measures to stem the spread of COVID-19. The curfew is ordered in the capital Ankara, Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Malatya, Manisa, Mardin, Mersin, Mugla, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On April 14, 2020, President Recep Tayyip Erdogan announced that curfews would continue to be imposed every weekend until the pandemic subsides with the next curfew to be imposed on April 18-19, 2020.

On May 4, 2020, President Erdoğan revealed the next steps to start post-COVID-19 normalization. According to the normalization plan, travel restrictions were lifted from seven cities, namely Antalya, Aydin, Erzurum, Hatay, Malatya, Mersin, and Mugla. Moreover, hair salons and shopping malls were reopened as of May 11, 2020, and people over age 65 were allowed to go outside for four hours a day starting on May 10, 2020. As of May 13, 2020, children up to age 14 were able to go out within walking distance of their houses from 11 a.m. till 3 p.m., and people age 15-20 will be able to go out as of May 15, 2020 under the same conditions. He also noted that that the National Solidarity Campaign to raise money to fight the virus and its impact had netted some TL 1.91 billion (U.S.$271 million) in donations.

On May 9-10, 2020, a two-day curfew was imposed in 24 provinces. Curfew was effective in the capital Ankara as well as Adana, Balikesir, Bursa, Denizli, Diyarbakir, Eskisehir, Gaziantep, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Manisa, Mardin, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On May 11, 2020, travel restrictions were lifted from additional 9 cities, namely Adana, Diyarbakır, Mardin, Trabzon, Ordu, Denizli, Kahramanmaraş, Şanlıurfa ve Tekirdağ.

On May 16-19, 2020 a four-day curfew was imposed in 15 provinces, namely Ankara, Balikesir, Bursa, Eskisehir, Gaziantep, Istanbul, Izmir, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On May 23-26, 2020 a four-day nationwide curfew was imposed during the Muslim Eid holiday.

On May 28, 2020, President Recep Tayyip Erdoğan announced the next steps on post- COVID-19 normalization. According to the announcement, all intercity travel restrictions will be lifted and civil servants on administrative leave or working remotely will return to their workplaces as of June 1, 2020. Moreover, as of June 1, 2020, enterprises such as restaurants, patisseries, cafes, tea gardens, swimming pools, and hot springs (excluding places of entertainment) will reopen; the motorway service area will begin to serve; beaches, parks, gardens, driving courses, restaurants, archaeological sites, libraries, youth centers and camps, and museums in Turkey will reopen; and daycare centers and kindergartens will reopen. According to the announcement, restrictions on individual sports have ended, while restrictions on sea tourism, fishing, and transportation were also lifted within the determined rules. Curfew on children under age 18 was lifted on Wednesdays and Fridays between 2 p.m. to 8 p.m. According to the announcement, the curfew is set to continue for people over age 65 except Sundays between 2 p.m. to 8 p.m.

On May 28, 2020, a two-day curfew was declared in 15 provinces, to be imposed on May 30-31, 2020. The curfew was to be in effect in Ankara, Istanbul, Izmir, Balikesir, Bursa, Eskisehir, Gaziantep, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On June 1, 2020, domestic flights resumed as part of the normalization process, with the first flights coming from Istanbul to major cities of Ankara, Izmir, Antalya, and Trabzon provinces.

On June 4, 2020, Turkey reopened its customs gates with Iran and Iraq after months of closure due to COVID-19.

On June 11, 2020, Turkey lifted restrictions on entrances and exits for Turkish citizens and foreign nationals, except for the country’s land border with Iran. Moreover, on the same day, 14-day home quarantine was lifted for Turkish expats visiting the Republic. The Istanbul Airport partially resumed on to international flights, which had been suspended for two months, as part of the normalization process from the COVID-19 pandemic. Turkey’s national flag carrier Turkish Airlines began scheduling flights again from Istanbul Airport to Germany, the UK and the Netherlands.

On June 12, 2020, Turkey’s top-tier football league resumed after a three-month break due to the COVID-19 pandemic.

On June 18, 2020, Turkey made it mandatory for people to wear face masks in public in three more provinces as part of measures to curb spread of the virus. With these new measures, wearing masks has become mandatory in 45 provinces.

As of June 22, 2020, those not wearing a mask in cities where they are compulsory would be fined TL 900 (U.S.$131.00).

On June 27, 2020, a partial curfew was imposed as nationwide university entrance exams were held. The curfew started 9:30 a.m. (0630 GMT) and ended on 3:00 p.m. (1200 GMT). The following day, June 28, 2020, another partial curfew was imposed as the second day of nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630 GMT) and ended at 6:30 p.m. (1530 GMT).

On July 21, 2020, working hour restrictions that were imposed for certain businesses due to COVID-19, such as restaurants, cafes, coffeehouses, tea houses and clubhouses, were lifted.

On August 5, 2020, the Ministry of Interior ordered the provincial administrations to step up inspections to identify violations of rules to stem the spread of COVID-19, from social distancing to the wearing of protective masks. On August 6, 2020 and August 11, 2020, the Government held a massive nationwide inspection into the implementation of COVID-19 measures.

As of August 17, 2020, citizens who are 65 years of age and above or those suffering from chronic diseases in the Turkish capital Ankara were restricted access to weddings, funerals, condolences, marketplaces and social activities. As part of measures in Ankara, public transport and taxis were required to place a fiberglass separator in vehicles between drivers and passengers.

On August 26, 2020, the Government introduced certain restrictions for some social activities in 14 provinces, including the ones among the most-populated provinces of the country such as Ankara, Bursa, Adana, Konya, Şanlıurfa, Gaziantep, Diyarbakır and Kayseri. The Interior Ministry’s relevant Circular stated that weddings would be limited to one hour, the chairs in wedding halls would be rearranged per social distancing rules, the dance floors would be closed and all kinds of food and beverage service and catering -except packaged water service- would be prohibited in the 14 provinces. The Circular also stated that citizens aged 65 and over and children under the age of 15 who were not first or second-degree relatives of the bride and groom would be prohibited from attending weddings and related ceremonies.

On September 2, 2020, the Interior Ministry sent a circular on expanding virus restrictions from 14 to all of the 81 provinces in the country.

On September 7, 2020, standing passengers in public transportation were prohibited.

On September 8, 2020, the Interior Ministry sent a circular which mandated the wearing of masks in all public areas. In addition, according to the circular, no music (including live music, recordings, etc.) will be allowed under any circumstances in restaurants, cafes, hotels, and all similar food and beverage or entertainment venues after midnight.

On September 15, 2020, Turkey officially launched judicial e-hearings to limit the number of people in courtrooms during the COVID-19 outbreak.

On September 21, 2020, schools were reopened across the country with a reduced schedule.

On September 28, 2020, Industry and Technology Minister Mustafa Varank announced that clinical processes were underway for three locally produced vaccines and added that once the certification process is completed; producing vaccines for human trials would be started.

On September 30, 2020, Turkish authorities expanded the use of trace and track technology to trace COVID-19 patients. Travelers will now be required to show their HES code while traveling on inner-city mass transit or while staying at hotels and other accommodation facilities across the country under the new set of measures. HES, an abbreviation for Hayat Eve Sĺğar (Life Fits Into Home), is a mobile app developed by the Health Ministry that generates a unique personal code. The code will be integrated into electronic passes used in mass transit, including the metro and buses. Electronic passes of COVID-19 patients will remain suspended during the stay-at-home isolation period. The move aims to discourage quarantine violators. Hotels will also be barred from accepting customers who are unable to show their HES code. Hotels and other accommodation facilities accepting such customers will be shut down for 10 days.

On November 3, 2020, the Turkish government introduced new measures requiring hairdressers, wedding halls, swimming pools, astroturfs, theaters, cinemas, concert halls and other similar establishments to close by 10 p.m. Such measures apply to cafes and restaurants, however, such businesses are allowed to offer meals for takeout after 10 p.m.

On November 4, 2020, the governor of Istanbul announced new restrictions for public sector employees and new working hours for industrial workers in Istanbul. The governor stated that employees that are aged 60 or older, employees that are pregnant, employees with children aged 10 and younger and employees with illnesses would be allowed to work from home. Such measures followed the flexible working hours that had already been applied in the public sector since September 2020. The governor also stated that the scope of separate shifts in the public sector to limit the number of employees in the same workplace and remote working procedures would be expanded, and industrial workers in the private sector would start working at 7 a.m.

On November 5, 2020, the Ministry of Interior announced in a circular sent to the governors’ offices of all 81 Turkish provinces that the number of security teams working in crowded streets and market places would be expanded to enable more effective inspections related to COVID-19.

On November 17, 2020, Turkey announced sweeping restrictions to keep surging coronavirus cases in check. Under the new measures, the government will impose a nationwide partial curfew on weekends from 8 p.m. to 10 a.m. Schools will remain closed for the remainder of the fall semester, and restaurants and cafes will only be allowed to provide delivery and takeout orders. Businesses such as grocery stores, shopping malls, and hair salons will be only allowed to operate from 10 a.m. to 8 p.m. The previously introduced curfew for senior citizens who are 65 and older will be expanded to include people aged 20 and below. However, senior citizens may go outside between 10 a.m. and 1 p.m., while people aged 20 or younger will be allowed out from 1 p.m. to 4 p.m. to avoid any overlap these two groups. Other measures include the closure of traditional Turkish tea houses until further notice, as well as shutting down cinemas until the end of the year. All sports events will continue to be held behind closed doors.

POLITICAL CONDITIONS

On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. The parliamentary status of these deputies was removed due to the finalized sentences given by the courts.

The following table sets forth the composition of the Assembly by total number of seats as of January 19, 2021:

Number of Seats
Justice and Development Party (AKP)	289
Republican People’s Party (CHP)	138
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48
İYİ Party	36
Turkish Workers Party	2
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	8

Total	584

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union and the United Kingdom

On November 11, 2019, the European Council stated that it had adopted a framework of restrictive measures in response to Turkey’s drilling activities in the Eastern Mediterranean. According to the press release issued by the European Council, the framework would make it possible to sanction individuals or entities responsible for or involved in drilling activities of hydrocarbons in the Eastern Mediterranean. Possible sanctions would include a travel ban to the EU and asset freezes for persons and entities. In addition, EU persons and entities would be forbidden from making funds available to the sanctioned individuals and entities. To date, there has still not been any announcements related to possible specific sanctions on the Turkish individuals and entities. The Ministry of Foreign Affairs of the Republic of Turkey, with a statement on November 11, 2019, reconfirmed that Turkey will continue to assert its rights under international law as well as the rights and interests of Turkish Cypriots. For additional information, see “Recent Development — Foreign Policy and International Relations — Eastern Mediterranean.”

On January 11, 2020, President Erdoğan met Mr. Charles Michel, President of the EU Council, in İstanbul. The meeting was the first one between the two and created an opportunity to take stock of Turkey-EU relations in general as well as an opportunity to exchange of views on overall regional developments, including the recent situation in Syria as well as migration pressure on Turkey.

On January 13, 2020, President Erdoğan and Italian Prime Minister Conte had a meeting in Istanbul. During the meeting, the two leaders mainly discussed the developments in Libya and reviewed the situation in Syria and bilateral relations between Turkey and Italy.

On January 24, 2020, President Erdoğan met with German Chancellor Merkel in Istanbul. During the joint press conference after the meeting, President Erdoğan stated that the leaders reviewed the bilateral relations between Turkey and Germany and discussed regional developments with a focus on Libya and Syria. President Erdoğan also stated that the dialogue between the two countries on regional issues would continue.

On February 27, 2020, the European Council agreed to impose “sanctions” on two Turkish officials in relation to Turkey’s drilling activities in the Eastern Mediterranean. The decision was declared null and void by the Ministry of Foreign Affairs of Republic of Turkey in a press release dated February 28, 2020.

On March 3, 2020, UK Foreign Secretary, Dominic Raab, paid an official visit to Ankara to hold talks with Minister Çavuşoğlu and to demonstrate the UK’s support for Turkey’s efforts in Syria. On the margins of the talks, both officials underlined the importance of signing a Free Trade Agreement between the two countries, to enter into force after the Brexit transition period.

On March 4, 2020, Charles Michel, President of the EU Council, met with President Erdoğan in Ankara. The two leaders addressed the developments in Syria, Idlib in particular, as well as Turkey-EU relations during their meeting.

On the same date, High Representative and the Vice-President of the EU Commission, Mr. Josep Borrell Fontelles, paid a visit to Turkey and met with Minister Çavuşoğlu.

Commissioner in charge of Crisis Management, Mr. Lenarcic, visited Gaziantep and held bilateral contacts with the local authorities on March 4, 2020.

On March 9, 2020, President Erdoğan met Mr. Michel, President of the EU Council, and Ms. von der Leyen, President of the European Commission, in Brussels, upon the invitation of the EU Council President. This was the first Leaders’ Meeting between the President of the Republic of Turkey and the Presidents of the EU Council and the Commission after nearly two years. Turkey-EU relations, the latest developments in Syria, particularly Idlib, and the refugee issue as well as other regional and global matters were addressed during the meeting.

On May 11, 2020 and on July 1, 2020, President Erdoğan held a phone call with German Chancellor Angela Merkel and discussed opportunities for cooperation in the fight against COVID-19, steps to be taken in the post-pandemic period, as well as bilateral relations and regional issues.

In December 2019, the European Court of Human Rights (ECHR) ruled that Turkish citizen Osman Kavala’s detention took place in the absence of sufficient evidence that he had committed an offence, in violation of his right to liberty and security under the European Convention on Human Rights. In September 2020, Council of Europe urged Turkey to ensure the immediate release of him pending the Turkish Constitutional Court’s decision on his case. The decision was taken during the Committee’s latest regular meeting to examine the implementation of judgments from the European Court of Human Rights. On December 15, 2020, Osman Kavala had filed an individual application to the Constitutional Court claiming that his rights to liberty and safety were violated and his detention was illegal. The Constitutional Court ruled that the rights of Osman Kavala had not been violated.On December 22, 2020, The ECHR ruled that the arrest of politician Selahattin Demirtas in 2017 for terror charges violated his freedom of expression and right to participate in elections. The court also urged Turkey to take all necessary measures for the release of Demirtas.

European Commission’s 2020 Report

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020 (the “2020 EC Report”). The 2020 EC Report underlined Turkey’s ability to assume the obligations of EU membership, while acknowledging progress with limited pace and fragmentation. While the 2020 EC Report indicated Turkey’s limited progress and backsliding on a number of issues, it nevertheless reaffirmed that Turkey remains a key partner of the EU. The 2020 EC Report noted the high level of integration in terms of trade between Turkey and the EU, indicating, however, a decline on the share of Turkish exports to the EU and the share of Turkish imports from the EU. The 2020 EC Report highlighted that Turkey is EU’s sixth largest trading partner and that the EU is Turkey’s largest trading partner. The 2020 EC Report underlined the importance of good neighborly relations and regional cooperation, especially in light of geopolitical tensions in the Eastern Mediterranean. The 2020 EC Report repeated the European Council’s statement on October 1, 2020 which declared that provided constructive efforts on the part of Turkey in Eastern Mediterranean and the Aegean Sea continued, a positive political EU-Turkey agenda with particular emphases on the modernization of the Customs Union and trade facilitation, people to people contacts, high level dialogues, and continued cooperation on migration issues is possible, in line with the 2016 EU-Turkey Statement.

Brexit

The United Kingdom (the “UK”) departed the EU on January 31, 2020, in accordance with the revised withdrawal agreement agreed upon by the EU and the UK in October 2019 (“Brexit”). The transition period for negotiating the future relationship between the UK and EU began on February 1, 2020 and a trade deal was signed on December 24, 2020.

For the duration of the UK’s membership in the EU until October 31, 2019, the institutional and legal framework of the trade and economic relationship between Turkey and the UK government was the Customs Union between Turkey and the EU.

The Customs Union, which is a unique model between Turkey and the EU on a global scale, is currently established mainly on trade of goods between Turkey and the EU member countries. Its legal structure and implementation do not include financial transactions and capital movements. Thus, it has to be underlined that with regards to Brexit, finance and capital movements between the two countries will fall outside of the scope of the Customs Union due to the fact that the Customs Union includes solely trade and is established on the exchange of products based on customs/tariff exemptions produced on Turkish territory and EU member states. As of today the UK is the number two market for Turkish exports and Turkey’s sixth largest trade partner in terms of the export and import of goods. The total volume of bilateral trade between the two countries was U.S.$16.3 billion in 2019.

With regard to trade, from the onset of Brexit negotiations, Turkey began an in-depth analysis of the potential effects of Brexit on the Turkish economy as well as Turkish trade with the UK. On December 29, 2020, Turkey and United Kingdom signed a Free Trade Agreement. The Agreement became effective on January 1, 2021.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on money laundering. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran. Mehmet Hakan Atilla was released on July 19, 2019. On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Halkbank was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. The case has been assigned to District Judge Richard M. Berman, who was also the judge in Hakan Atilla’s trial. The first hearing was held on March 31, 2020, where Halkbank pleaded not guilty to the charges against it.

On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

In December 2017, Turkey agreed to acquire a U.S.$2.5 billion S-400 air and missile defense system from Russia. At the time the transaction was announced, the Pentagon indicated that, as a result of the transaction, Turkey risked expulsion from the F-35 program under which the country stood to acquire 100 fighter jets from the U.S., and also risked sanctions under a law known as the Countering America’s Adversaries Through Sanctions Act (CAATSA) that targets transactions with the Russian defense industry. On June 10, 2019, the U.S. House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system. The initial delivery to Turkey of supplies and materials relating to the Russian defense system took place in July 2019. On July 17, 2019, the White House and the U.S. Department of Defense announced that Turkey would be removed from the F-35 program due to the procurement of the S-400 air and missile defense system. On October 16, 2020, following unconfirmed allegations of Turkey’s testing of the S-400 missile system, the U.S. Department of Defense reiterated that an operational S-400 system is not consistent with Turkey’s commitments to its allies. On October 22, 2020, Turkey’s Defense Minister Hulusi Akar said that the S-400 missile system will not be integrated into NATO systems and will be deployed independently and reassured that the purchase of the S-400s addressed Turkey’s legitimate security concerns and their use will not distance Turkey from NATO. On December 14, 2020, the United States imposed sanctions that targeted Presidency of Defense Industries (SSB) of Turkey, its chairman Ismail Demir and three other employees. On December 30, 2020, Turkey’s Foreign Minister Mevlut Cavusoglu stated that Turkey and the United States had started talks to form a joint working group regarding U.S. sanctions imposed over Ankara’s purchase of Russian S-400 missile defense systems.

On October 14, 2019, the U.S. Treasury Department announced sanctions on two Turkish ministries (Ministry of National Defense and Ministry of Energy and Natural Resources) and three senior government officials (Minister of National Defense Hulusi Akar, Minister of Energy and Natural Resources Fatih Dönmez and Interior Minister Süleyman Soylu) over Turkey’s anti-terror operation in northeastern Syria. The two Ministries and three Ministers have been designated pursuant to an Executive Order of October 14, 2019. This Executive Order and OFAC’s (Office of Foreign Assets Control) regulations generally prohibit all dealings by U.S. persons or persons within (or transiting) the U.S. that involve any property or interest in property of blocked persons. According to the official statement by the U.S. Treasury Department, OFAC is prepared to issue authorizations, such as general or specific licenses, as appropriate, to ensure that these “sanctions” do not disrupt Turkey’s ability to meet its energy needs. Additionally, OFAC issued three General Licenses simultaneously with the Executive Order of October 14, 2019. One of these three licenses authorizes official activities of the United Nations involving the Ministry of National Defense or the Ministry of Energy and Natural Resources of the Government of Turkey.

On October 17, 2019, Minister Çavuşoğlu met with a U.S. delegation including U.S. National Security Advisor Robert O’Brien and James Jeffrey, the U.S. special envoy for the anti-DAESH coalition. In addition, President Erdoğan also received a visit from a delegation headed by U.S. Vice President Mike Pence on October 17, 2019. As a result of these meetings, Turkey and the U.S. reached an agreement shortly thereafter. According to that

13-point agreement, the U.S. was to make sure that the terrorist organization YPG withdrew from the declared safe zone within 120 hours. In return, Turkey agreed to pause Operation Peace Spring for 120 hours. Within the 120-hour timeframe, the agreement required that the weapons in the hands of the YPG were to be re-collected, their fortifications and fighting positions were to be destroyed and they were to be removed from the 30-km declared safe zone. Upon the completion of this process, Turkey agreed to halt Operation Peace Spring and the safe zone would be left to the Turkish Armed Forces’ control. According to this agreement with the U.S., upon the completion of this process all “sanctions” against Turkey would be lifted. On October 23, 2019, the U.S. Department of the Treasury’s Office of Foreign Assets Control removed “sanctions” imposed on the Government of Turkey’s Ministry of National Defense and the Ministry of Energy and Natural Resources, as well as the Minister of National Defense, Minister of Energy and Natural Resources, and the Minister of the Interior, following Turkey’s pause in military operations in Syria as agreed to with the U.S. on October 17, 2019.

On December 20, 2019, President Trump signed into law the National Defense Authorization Act for Fiscal Year 2020 (“NDAA”), which included provisions that prohibit the transfer of F-35 aircrafts to Turkey, impose sanctions against the TurkStream project and lift the arms embargo against the Island of Cyprus in favor of the Greek Cypriot Administration. In its statement on the passage of the draft NDAA in the U.S. Congress, the Ministry of Foreign Affairs of the Republic of Turkey stated that the “bill demonstrates that the Congress persists in disrespecting Turkey’s sovereign decisions and in adopting an irrational hostile attitude by unfairly blocking our participation to the F-35 program despite Turkey having fulfilled all its obligations, renewing calls to implement sanctions in the context of our acquisition of S-400 systems and including references to the TurkStream project.”

On January 4 and 12, 2020, Minister Çavuşoğlu held two phone calls with U.S. Secretary of State Mike Pompeo. During the phone calls, they discussed the developments in the aftermath of the U.S. strike in Iraq that killed one of the top commanders in the Iranian Armed Forces, Qaseem Solemani. Minister Çavuşoğlu underscored the need for all sides to de-escalate the situation in the region. Minister Çavuşoğlu and Secretary Pompeo also discussed bilateral issues and efforts to establish a ceasefire in Libya.

On January 15, 2020, President Erdoğan and President Trump exchanged, by phone, their views on developments in Libya, Iraq and Iran.

On January 19, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the Berlin Conference on Libya, to discuss steps to establish a ceasefire in Libya, the situation in the Eastern Mediterranean and bilateral relations.

On January 27, 2020, President Trump called President Erdoğan to offer his condolences and sympathies for the deaths and injuries suffered in Turkey due to an earthquake which struck the eastern province of Elazığ on January 24, 2020. They also discussed bilateral relations as well as developments in Syria, Libya, Iraq and Iran.

On February 15, 2020, President Erdoğan and President Trump discussed by phone bilateral issues and developments in Syria and Libya.

On February 14-16, 2020, Minister Çavuşoğlu participated in the 56th Munich Security Conference (MSC), where he met with U.S. Ambassador to the United Nations, Kelly Craft, to discuss the humanitarian situation in Syria and invited her to visit Turkey to witness Turkey’s ongoing humanitarian response to the Syrian crisis. Minister Çavuşoğlu also received a bicameral and bipartisan delegation from the U.S. Congress.

On February 28, 2020, President Erdoğan and President Trump discussed by phone developments in Idlib/Syria and other bilateral and regional issues of mutual concern.

On February 29, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the U.S.-Taliban Agreement Signing Ceremony in Doha. They discussed the situation in Syria as well as other regional developments.

On March 2-5, 2020, Ambassador Craft undertook a working visit to Turkey. Ambassador James Jeffrey, U.S. Special Representative for Syria Engagement and the Special Envoy for the Global Coalition to Defeat ISIL, accompanied Ambassador Craft. The U.S. delegation was received by President Erdoğan, as well as other senior Turkish officials, and visited the Hatay province, where they were briefed about United Nations and Turkish-led efforts to provide humanitarian aid to Syrians in need.

On March 27, 2020, following steps taken by the U.S. and Turkey in the face of COVID-19, Turkish Airlines suspended flights between the U.S. and Turkey.

On March 31, 2020, President Erdoğan and President Trump discussed by phone the ongoing efforts to slow the spread of COVID-19 and ways and means Turkey and the U.S. can assist each other. The leaders also discussed issues on the Turkish-U.S. bilateral agenda, including the situation in Syria and Libya.

On June 8, 2020, President Erdoğan and President Trump discussed by phone bilateral matters as well as regional developments, in particular the Libyan crisis. President Erdoğan conveyed his concern to President Trump regarding potential links between incidents of violence and looting in the U.S., and the PKK, PYD and YPG that operate in northern Syria. The two leaders agreed on maintaining close cooperation to restore peace and stability in Libya, Turkey’s maritime neighbor.

On November 6, 2020, Minister Çavuşoğlu spoke at the opening of the information meeting of the South-East European Cooperation Process (SEECP), stating that Turkey will approach the U.S. government in the same manner regardless of who wins the U.S. presidential elections.

In light of U.S. President-elect Joe Biden’s victory in the 2020 U.S. presidential elections, on November 8, 2020, Turkish Vice President Fuat Oktay stated that the channels of communication between Turkey and the U.S. will operate in the same manner as before.

Russia

On January 8, 2020, President Erdoğan and President Putin met in Istanbul and attended the opening ceremony of the TurkStream Natural Gas Pipeline Project, which will carry natural gas from Russia to Turkey and Europe. Serbian President Vucic and Bulgarian Prime Minister Borisov also attended the ceremony.

On February 3, 2020, seven Turkish soldiers and one civilian contractor working with the Turkish military were killed in hostilities in Idlib. Republic of Turkey exercised its inalienable right of self-defense and would continue to do so.

On March 5, 2020, President Erdoğan paid a working visit to Moscow to discuss the Syrian issue.

On November 7, 2020, President Erdoğan and President Putin had a telephone conversation to intensify their efforts for the resolution of the Nagorno-Karabakh conflict. In a separate phone call, Minister Çavuşoğlu and Russian Foreign Minister Lavrov discussed the recent details of the conflict.

Iraq

On June 15, 2020, according to a statement released by the National Defense Ministry, Turkish jets destroyed at least 81 targets amid airstrikes against terrorists in northern Iraq in a new anti-terror mission dubbed Operation Claw-Eagle. According to the National Defense Ministry, this operation, which was launched earlier the same day, was aimed at ensuring the security of the Turkish people and the country’s borders by neutralizing the PKK and other terrorist organizations that had been stepping up harassment and attempted attacks against the police and military bases. The Ministry added that while planning and executing the operation, Turkish forces took great care to protect the lives and property of civilians, as well as the environment.

On June 29, 2020, according to a statement released by the National Defense Ministry, Turkey neutralized 41 terrorists in northern Iraq as part of Operation Claw-Tiger, and also seized a large number of weapons and ammunition belonging to the terrorists.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

Idlib has recently become another flashpoint due to the regime’s and its backers’ attacks against civilians and civilian infrastructure. Idlib had been declared a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by said guarantors in Nour-Sultan (formerly Astana) in May 2017. At the Sochi Summit on September 17, 2018, Turkey signed an additional Memorandum, in support of the De-Escalation Memorandum, with the Russian Federation to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and in early 2020 impeded efforts to fully implement the Memorandum. Since May 2019, more than 2,000 civilians have been killed and more than 1.5 million people have been displaced in Turkey due to the regime’s air and land attacks. These attacks also destroyed more than 300 civilian facilities, including schools and hospitals. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. For its part, the regime argued that the attacks were carried out to further the goal of combatting terrorism. However, civilian casualties only fueled further radicalization. The renewed conflict triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

On February 27, 2020, a Turkish military convoy, which was deployed to reinforce a Turkish observation post as well as some fortifications, was deliberately targeted and Turkey lost 36 soldiers as a result of this attack.

Against this backdrop, Turkey was compelled to take unilateral action in self-defense and launched “Operation Spring Shield” on February 27, 2020. The operation aimed to (i) protect civilians, (ii) ensure the security of the Turkish military servicemen deployed in Idlib, (iii) preserve the de-escalation area status of Idlib, (iv) contribute to the establishment of a nationwide ceasefire as called for by United Nations Security Council (“UNSC”) resolution 2254, (v) ensure rapid and uninterrupted humanitarian access and (vi) prevent mass displacement movements into Turkey.

During this period, the U.S. Administration and certain prominent Congressmen extended firm and vocal support through statements and social media messages for Turkey’s efforts to restore the ceasefire in Idlib and prevent a humanitarian crisis therein.

As a result of President Erdogan’s visit to Moscow on March 5, 2020, Turkey and Russia signed an Additional Protocol to the Sochi Memorandum (September 17, 2018). The protocol established:

(i)	A ceasefire regime starting at 00:01 hours on March 6;

(ii)	A security corridor 6-km deep to the north and to the south from the M4 highway; and

(iii)	Joint Turkish-Russian patrolling along the M4 highway.

With the Protocol, Russia accepted that the targeting of civilians and civilian infrastructure cannot be justified under any pretext. It was also agreed by the two sides that displacement of Syrians should be prevented and return of refugees as well as internally displaced persons should be facilitated. Thus, the Protocol aimed to prevent the humanitarian crisis and migration pressure from deteriorating further. Following mil-to-mil talks with Russia on the implementation of the aforementioned Protocol, joint Turkish-Russian patrols on the M4 highway started in March of 2020.

On July 1, 2020, the 6th Trilateral Summit Meeting in Astana Format was held via videoconference with the participation of President Recep Tayyip Erdoğan, President Hassan Rouhani of Iran, and President Vladimir Putin of the Russian Federation. The leaders expressed their commitment to “the sovereignty, independence, unity and territorial integrity” of civil war-torn Syria. They also reiterated their determination to enhance trilateral coordination in light of their agreements.

Libya

Turkey has intensified its efforts for a peaceful resolution of the conflict in Libya and has continued to promote an inclusive, UN-facilitated political solution to the conflict. From the very beginning of the aggression against the legitimate Government of National Accord in Libya, Turkey tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. With this understanding, Turkey has supported and actively contributed to UN-led initiatives, including the Berlin Process to find a sustainable solution in Libya.

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed two memoranda of understanding, namely the “Memorandum of Understanding on Delimitation of the Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation”. “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The MoU entered into force on December 8, 2019. “Memorandum of Understanding on Security and Military Cooperation” was ratified on December 25, 2019, and was published in the Official Gazette on December 26, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides a ground to develop cooperation between the two countries, and it shall be applied in security and military fields. Upon the request of Libya’s United Nations-recognized Government of National Accord, on December 30, 2019, Turkish Parliament authorized the Turkish Government on January 2, 2020 to send troops to Libya.

On January 8, 2020, President Erdoğan and President Putin of the Russian Federation called upon all parties in Libya to stop hostilities as of January 12, 2020 and immediately come together at the negotiating table. With the encouragement of Turkey, the legitimate Government of National Accord of Libya signed the joint ceasefire agreement in Moscow on January 13, 2020, while the leader of the so-called “Libyan National Army” refused to sign it. However, a conditional January 12 truce ensured relative stability on the ground then and created a conducive atmosphere for the Berlin Summit to convene.

On January 19, 2020, an international summit was held in Berlin to support the United Nations’ efforts to implement a lasting ceasefire and launch a political process in Libya. President Erdoğan, attended the summit.

On May 11, 2020, the Ministers of Foreign Affairs of Egypt, Greece, France and the United Arab Emirates, and a representative from the Greek Cypriot Administration released a joint declaration criticizing Turkey’s activities in Eastern Mediterranean. On the same date, the Republic’s Ministry of Foreign Affairs criticized the joint declaration as an instance of the hypocrisy of a group of countries seeking regional chaos and instability through their policies and argued that these countries see no harm in sacrificing the democratic aspirations of the people.

On July 22, 2020, in a joint statement following the Turkish-Russian High-Level Consultations, Turkey and Russia announced that they had agreed to continue joint efforts to facilitate the advancement of the intra-Libyan political dialogue in line with the conclusions of the Berlin Conference on Libya and in coordination with the UN. The statement added that both countries agreed to call upon the parties to take measures in order to ensure safe humanitarian access and delivery of urgent assistance to all those in need, and to consider creating a Joint Working Group on Libya and convene the next round of consultations in Moscow in the near future.

On October 26, 2020, Libyan Defense Minister Al-Namroush stated that that a permanent cease-fire reached through the UN’s facilitation would not affect military cooperation and military deals with Turkey.

Eastern Mediterranean

On July 21, 2020, Turkey issued Navtex (navigational telex) sending its research ship named Oruc Reis to carry out seismic research for potential hydrocarbon exploration deposits off the coast of south-west Turkey. Greece has objected to Turkish activities in the area on the grounds that it claims it falls within Greece’s maritime boundaries. Turkey considers Greek claims to be maximalist and argues these claims are based on remote rocks and islets, which cannot have their own continental shelf under international law.

On July 28, 2020, as part of Germany’s efforts to start diplomatic talks between Greece and Turkey, Turkey announced it would suspend its activities in the Eastern Mediterranean as a gesture of goodwill. Following the signing of a maritime border agreement between Greece and Egypt on August 6, 2020, Turkey resumed the research activities of the Oruc Reis on August 10, 2020. Following the meeting of EU foreign ministers on August 27 and 28, 2020, the EU declared sanctions could be considered against Turkey during the EU’s next summit on September 24, 2020.

On September 3, 2020, NATO Secretary-General, Jens Stoltenberg, announced that delegations from Greece and Turkey would hold technical talks. These talks subsequently began on September 10, 2020.

On September 10, 2020, the Southern EU Member States (Med7), namely France, Italy, Spain, Malta, Portugal, Greece and Greek Cypriot Administration, issued a Joint Declaration on the issue. The Republic’s Ministry of Foreign Affairs underlined that in order for dialogue and cooperation to prevail in the Eastern Mediterranean, Greece should accept dialogue with Turkey without any preconditions and that Greek Cypriots should cooperate with the Turkish Republic of Northern Cyprus on the exploration and exploitation of hydrocarbon resources, including via revenue-sharing.

On September 10, 2020, Turkish Foreign Minister, Mevlut Cavusoglu, joined the Committee on Foreign Affairs of the European Parliament through video conference and reiterated Turkey’s readiness for dialogue and urged Greece to agree to diplomatic talks without any preconditions.

On September 13, 2020, the Oruç Reis returned to waters close to the southern province of Antalya for maintenance and personnel changes.

On September 14, 2020, Foreign Minister Mevlüt Cavuşoğlu said that Turkey does not expect the EU to impose sanctions on Turkey over the Eastern Mediterranean dispute. He maintained that as long as Greece continued its maximalist approach and did not respect Turkey’s continental shelf, the tensions in Eastern Mediterranean would not subside. During the interview, the Foreign Minister of Turkey reiterated Turkey’s commitment to hold bilateral talks with Greece and asked Greece to accept Turkey’s call for a dialogue without preconditions.

On September 21, 2020, the EU imposed sanctions on a Turkish maritime company accused of breaking a UN arms embargo on Libya. The Ministry of Foreign Affairs has condemned such sanctions, stating that while Turkey’s humanitarian aid to the legitimate government of Libya is being labeled as a violation of the UN arms embargo, other countries and companies shipping arms to the Haftar regime by land and air have not been deemed to be in contravention to the resolutions of the UNSC.

On September 22, 2020, President Erdoğan had a phone conversation with French President Macron. According to a statement issued by Turkey’s Communications Directorate, President Erdoğan highlighted that Turkey favors dialogue and cooperation to resolve problems. According to a statement issued by the Elysee Palace, President Macron stated that France is always ready for dialogue and attached importance to a solid relationship between the EU and Turkey. On September 23, 2020, President Erdoğan discussed the situation in Eastern Mediterranean with NATO Secretary General Jens Stoltenberg and the head of the EU Commission and stressed Turkey’s call for dialogue.

On September 30, 2020, President Erdoğan sent a letter to the leaders of EU countries, reiterating Ankara’s call for dialogue with Greece amid tensions in the Eastern Mediterranean.

On October 12, 2020, Turkey deployed the Oruç Reis back to the Eastern Mediterranean with a new 10-day NAVTEX. After a series of extensions, the mandate of Oruç Reis was most recently extended to November 14, 2020. The Ministry of Energy and Natural Resources announced that Oruç Reis has completed its activities in the Eastern Mediterranean and returned to Antalya on November 29, 2020.

In its meeting on December 10, 2020, The European Council noted Turkey’s withdrawal of the vessel Oruç Reis and insisted on sustained de-escalation so as to allow for the early resumption of direct exploratory talks between Greece and Turkey. EU leaders reaffirmed the EU’s strategic interest in the development of a cooperative and mutually beneficial relationship with Turkey and stressed the importance of keeping channels of communication between the EU and Turkey open. Nonetheless, the European Council invited the Council to adopt additional listings based on its Decision of November 11, 2019 concerning restrictive measures in view of Turkey’s drilling activities in the Eastern Mediterranean. The European Council also condemned Turkey’s steps in Varosha. On December 11, 2020, Turkish Ministry of Foreign Affairs stated that it rejects what it sees as a biased and illegal approach that has been adopted with the EU Council Conclusions of December 10, 2020, in particular relating to Cyprus, Eastern Mediterranean, Aegean and regional issues.

Caucasus (Upper Karabakh)

Relations between Armenia and Azerbaijan have been tense since 1991, when the Armenian military occupied Upper Karabakh, an internationally recognized territory of Azerbaijan. Four UNSC and two UN General Assembly resolutions, as well as many international organizations, have demanded the withdrawal of the occupying forces. The OSCE Minsk Group, co-chaired by France, Russia, and the US, was formed in 1992 to find a peaceful solution to the conflict. A cease-fire was agreed in 1994.

On September 27, 2020, border clashes broke out when Armenian armed forces attacked the Azerbaijani army in violation of the ceasefire along the contact line. Turkey condemned the Armenian attacks as a clear violation of international law.

On September 28, 2020, the Russian foreign minister exhorted Armenia and Azerbaijan to exercise restraint. On September 30, 2020, the Iranian President, Hassan Rouhani, called for a halt in the hostilities between Armenia and Azerbaijan calling for a peaceful solution under international law. On the same day, Russia offered to host talks to end the conflict in the Caucasus. On September 30, 2020, the Republic’s Ministry of Defense denied Armenian claims that Turkish aircraft and drones were used against Armenia.

On November 8, 2020 Minister Çavuşoğlu and National Defense Minister Hulusi Akar were received by the Azerbaijani President İlham Aliyev to discuss the conflict and congratulate Azerbaijan on the recent liberation of Shusha from Armenian forces.

On November 10, 2020, fighting between Azerbaijan and Armenia over Upper Karabakh ended after Russia brokered a cease-fire between the two sides. On November 11, 2020, President Erdoğan announced the signing of a memorandum of understanding (MoU) with Russia setting up a joint Turkish-Russian center to monitor the Karabakh peace agreement. On November 17, 2020, the Turkish parliament approved the government’s plan to deploy Turkish troops for peacekeeping in Upper Karabakh for a period of one year.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of December 23, 2020, Turkey had granted temporary protection to 3,638,104 Syrians. 58,846 of those are residing in temporary accommodation centers. There are currently more than 1 million school-age Syrian children in Turkey and almost 685,000 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrians babies were born in Turkey.

In addition to Syrians, there are over 320,000 persons from different nationalities in Turkey seeking international protection.

Energy Issues

The inauguration ceremony of the European Connection of Trans-Anatolian Pipeline Project (“TANAP”) was held on November 30, 2019 in Edirne, Turkey. The TANAP Project is the backbone of the Southern Gas Corridor that will allow Europe to further diversify its natural gas supplies and routes. The 1,850 km-long TANAP Project carries Azerbaijani gas to Turkey, and then this gas will flow via Turkey to Europe. While Turkey receives 6 billion cubic meters (bcm) of natural gas, an additional 10 bcm will be transferred to the EU upon completion of the Trans Adriatic Pipeline.

On August 21, 2020, President Erdoğan announced that Turkey had discovered 320 billion cubic meters of natural gas reserve in the Black Sea. The reserve is aimed to be operational by 2023.

On October 17, 2020, President Erdoğan announced an upward revision of the initial Black Sea natural gas reserve by an additional 85 billion cubic meters.

On November 13, 2020 Turkish drilling ship Kanuni set sail for the Black Sea where it will undertake its first drilling operations by early next year.

ECONOMIC DEVELOPMENTS

In the third quarter of 2020, nominal GDP was approximately TL 1,419 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3
1.	A- Agriculture, forestry and fishing	2.9	4.6	11.4	5.8	2.8	5.2	11.6
2.	BCDE- Industry	23.1	22.7	20.4	21.3	22.9	21.1	21.4
3.	F- Construction	6.2	5.5	4.7	5.4	5.6	6.6	4.8
4.	GHI- Services	23.4	24.2	24.3	25.4	23.5	20.7	22.6
5.	J- Information and communication	2.5	2.5	2.3	3.0	2.6	2.9	2.3
6.	K- Financial and insurance activities	3.6	3.9	3.0	2.5	3.7	5.0	3.9
7.	L- Real estate activities	7.3	6.7	6.2	6.2	7.1	7.3	5.6
8.	MN- Professional, administrative and support service activities	5.2	5.4	4.9	5.7	5.1	4.8	4.3
9.	OPQ- Public administration, education, human health and social work activities	14.2	12.7	11.2	11.7	14.3	13.8	10.6
10.	RST- Other service activities	2.3	2.0	1.8	2.5	2.7	1.8	1.7
11.	Sectoral total	90.6	90.1	90.2	89.5	90.2	89.1	88.8
12.	Taxes-Subsidies	9.4	9.9	9.8	10.5	9.8	10.9	11.2
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2019	-2.6	-1.7	1.0	6.4
2020	4.4	-9.9	6.7

Source: TURKSTAT

In December 2020, CPI increased by 1.25% and domestic PPI increased by 2.36% compared to the previous month. In December 2020, the Republic’s annual CPI and domestic PPI increased by 14.60% and 25.15%, respectively, as compared to the same month of the previous year.

On January 6, 2021, the Government offered an interest rate of 15.04% for its 672-day TRY denominated fixed coupon Government Bond, compared to 10.09% for its 630-day TRY denominated fixed coupon Government Bond on January 29, 2020.

On January 6, 2021, the Government offered an interest rate of 13.42% for its 1729-day domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 11.0% in November 2020 compared to the same month of the previous year.

The following table indicates unemployment figures for the periods indicated:

2020	Unemployment rate (in%)	Number of unemployed
January	13.8	4,362,000
February	13.6	4,228,000
March	13.2	3,971,000
April	12.8	3,775,000
June	12.9	3,826,000
July	13.4	4,101,000
August	13.2	4,194,000
September	12.7	4,016,000
October	12.7	4,005,000

Source: TURKSTAT

As of October 31, 2020, TL 512.8 billion have been disbursed under the Credit Guarantee Fund.

In 2019, annual credit growth was realized as 10.92%. As of November 30, 2020, the credit growth was approximately 39.67% compared to the same month in 2019.

On September 29, 2020, the Government announced the New Economy Program covering the 2021-2023 period (the “2021-2023 New Economy Program”) based on themes of “new balancing, new normal, and the new economy”. In the 2021-2023 New Economy Program, the Government announced that the real GDP growth target for the period was 5.8% for 2021, 5% for 2022, and 5% for 2023. The 2021-2023 New Economy Program sets a central government budget deficit target of 4.3% of GDP by the end of 2021, 3.9% of GDP by the end of 2022, and 3.5% of GDP by the end of 2023. The central government primary deficit to GDP ratio target is 1.2% for 2021, 0.7% for 2022, and 0.4% for 2023. The general government deficit to GDP ratio target is 4.5% for 2021, 4.0% for

2022, and 3.6% for 2023. The EU defined general government debt to GDP ratio target is 40.8% for 2021, 41.6% for 2022, and 41.8% for 2023. The current account balance to GDP ratio target is 1.9% deficit for 2021, 0.7% deficit for 2022, and 0.1% surplus for 2023. The domestic savings to GDP ratio target is 24.9% for 2021, 26.7% for 2022, and 28.3% for 2023. The CPI inflation target is 8% for 2021, 6% for 2022, and 4.9% for 2023. The unemployment target is 12.9% for 2021, 11.8% for 2022, and 10.9% for 2023.

On November 8, 2020, Turkish Minister of Treasury and Finance Berat Albayrak resigned. On November 9, 2020, President Recep Tayyip Erdoğan officially accepted Berat Albayrak’s resignation and appointed Lütfi Elvan as the new Minister of Treasury and Finance.

TOURISM

In November 2020, the number of foreign visitors visiting the Republic decreased by 61.93% to 833,991 people as compared to the same month in 2019. In 2019, the number of foreign visitors visiting the Republic increased by approximately 14.11% to 45,058,286 people as compared to 2018. According to the Turkish Statistical Institute, in the third quarter of 2020, tourism revenues decreased by 71.2% compared to the same period of 2019.

EMPLOYMENT AND WAGES

In October 2020, total civilian employment was 27.447 million of whom approximately 17.6% were employed in agriculture, 20.3% in industry, 6.4% in construction and 55.7% in services sectors. In October 2020, the labor force participation rate was at 50.0%, which represented a 3.0 percentage point decrease compared to the same period of the previous year.

As of December 2020, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 103.21 billion. As of December 2020, 78.52% of the Unemployment Insurance Fund was invested in bonds and 21.48% of the assets were held in deposits.

As of November 2020, there were 404 pension funds offered to the public. As of November 2020, the total net asset value of these funds increased to TL 165.7 billion from approximately TL 127.7 billion in December 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2020, the trade balance (according to provisional data) posted a deficit of U.S.$5.033 billion with a 153.5% increase compared with November 2019. In November 2020, total goods imported (c.i.f.), including gold imports, increased by 15.9% to approximately U.S.$21.127 billion, as compared to approximately U.S.$18.228 billion during the same period in 2019. In November 2020, the import of capital goods, which are used in the production of physical capital, increased by 32.6% over the same period in 2019; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 9.5% over the same period in 2019; and the import of consumption goods increased by 41.4% over the same period in 2019. In November 2020, total goods exported (f.o.b.), decreased by 0.9% to approximately U.S.$16.094 billion, as compared to approximately U.S.$16.243 billion during the same period of 2019. According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$299 million in November 2020.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	November 2020
CURRENT ACCOUNT	-4.063
Trade Balance	-3,844
Goods Exports	15,944
Goods Imports	19,788
Services	555
Primary Income	-835
Secondary Income	61

in millions of U.S. Dollars	November 2020
CAPITAL ACCOUNT	-3
FINANCIAL ACCOUNT	-905
Direct Investment (net)	-299
Portfolio Investment (net)	-1,298
Assets	592
Liabilities	1,890
Other Investment (net)	692
Assets	2,281
Liabilities	1,589
RESERVE ASSETS	-145
NET ERRORS AND OMISSIONS	3,016

Source: Central Bank

In October 2020, the volume of crude oil imports decreased by 22.47% compared to October 2019. In October 2020, natural gas imports increased by 22.93% to 4.041,28 million cubic meters compared to 3.158,89 million cubic meters in October 2019. In September 2020, liquefied petroleum gas imports decreased by 3.86% to 263,365.824 tons compared to 273,952,212 tons in October 2019.

As of November 2020, total gross international reserves were U.S.$82,694 million (compared to U.S.$104,810 million as of November 2019). As of November 2020, gold reserves were U.S.$40,002 million (compared to U.S.$26,475 million as of November 2019) and the Central Bank gross foreign exchange reserves were U.S.$41,136 million as of November 2020 (compared to U.S.$76,855 million as of November 2019).

As of November 2020, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$40,389 million (compared to approximately U.S.$35,338 million as of November 2019). As of November 2020, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$27,571 million (compared to approximately U.S.$15,226 million as of November 2019).

As of January 18, 2021, the Central Bank held approximately TL 14.6 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2021 is 5%, with a 2 percentage point uncertainty band in both directions.

On January 18, 2021, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 7.4952 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2020**
Turkish Lira per U.S. Dollar	7.42
Turkish Lira per euro	9.12
Turkish Lira per 100 Japanese Yen	7.18
Turkish Lira per Currency Basket*	8.27

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2020.

Source: Central Bank

On January 16, 2020, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 12% to 11.25%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that the inflation outlook continued to improve and inflation expectations sustained their wide-spread decline. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On January 18, 2020, the Central Bank announced that, in order to strengthen the monetary transmission mechanism, support financial stability and bring out gold savings into the economy, within the scope of Reserve Option Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of Turkish Lira reserve requirements and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. By decreasing the upper limit of the facility of holding standard gold from 30% to 20% of Turkish Lira reserve requirements, the U.S.$1.7 billion equivalent of liquidity in terms of gold will be provided to the market, whereas TRY 4.5 billion liquidity will be withdrawn from the market. By increasing the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents from 10% to 15% of Turkish Lira reserve requirements, the U.S.$0.3 billion equivalent of liquidity in terms of gold will be withdrawn from the market, whereas TRY 2.0 billion liquidity will be provided to the market. However, the obligation to collect the wrought or scrap gold from residents will cause the effects to appear gradually.

On January 20, 2020, the Central Bank held an Extraordinary General Assembly Meeting in Ankara. At the meeting, the Central Bank decided to pay advance dividends from its profit from the 2019 accounting period and distribute reserve funds from its profit from the 2018 accounting period. Accordingly, and in line with the related legislation, the Central Bank started distributing 35.2 billion Turkish Lira, as advance dividend, and 5.3 billion Turkish Lira, as reserve funds, to shareholders.

On January 30, 2020, as stipulated in Article 42 of the Central Bank Law No. 1211, the Central Bank wrote an open letter to the Government to elaborate on the reasons for the deviation from 2019 year-end inflation from the target and explain the measures already taken, and to be taken, to bring inflation back on track with the target.

On January 30, 2020, the Central Bank released the first-quarter inflation report. The Central Bank kept the inflation forecast for 2020 constant at 8.2% and for 2021 constant at 5.4%. The Central Bank stated that the disinflation process is expected to continue on the back of sustained caution in monetary stance as well as the improvement in expectations.

On February 10, 2020, the Central Bank announced that, effective as of March 1, 2020, fees that banks can charge their commercial clients for products and services, offered under four categories as Commercial Loans, Foreign Trade, Cash Management and Payment Systems, have been limited to 51 items, according to the Communiqué No. 2020/4 on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients.

On February 19, 2020, the Committee decided to reduce the policy rate (one-week repo auction rate) from 11.25% to 10.75%. The Committee stated that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee noted that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 7, 2020, the Central Bank introduced some changes in the reserve requirement regulation, in view of the likely impacts of the recent surge in consumer loans on growth composition, inflation and external balance, as well as the increase in loan growth triggered by TL loans that were extended to facilitate early repayment or early restructuring of foreign exchange cash loans. Accordingly, banks are able to benefit from reserve requirement incentives under the following conditions: (i) for banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, and (ii) for banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended -starting from March 9, 2020 to facilitate early repayment or early restructuring of foreign exchange cash loans from the numerator of the growth rate formula, is above 5%. The revisions are effective from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

On March 17, 2020, the Central Bank held its Monetary Policy Meeting, which was scheduled for March 19, 2020, to discuss the potential economic and financial impacts of COVID-19. The Committee decided to reduce the policy rate (one-week repo auction rate) from 10.75% to 9.75%. The Committee stated that in order to contain negative effects of COVID-19 on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee noted that, accordingly, with an aim to support financial stability, the Central Bank will implement a comprehensive set of measures. The Committee added that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 17, 2020, the Central Bank took certain measures in order to contain possible adverse effects of the global uncertainty led by COVID-19 on the Turkish economy. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. On March 31, 2020, the Central Bank introduced additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which are affected by COVID-19, with an SME-focused approach. On April 17, 2020, the Central Bank introduced another set of additional measures to (i) maintain market depth, (ii) strengthen the monetary policy transmission mechanism and (iii) support the Primary Dealership system.

On March 19, 2020, the Central Bank announced that, in consideration of the measures taken against COVID-19, the 88th Ordinary General Assembly Meeting of the Central Bank to be held on March 20, 2020 would be postponed and would be scheduled for a later date.

On March 28, 2020, the Central Bank revised the monthly maximum contractual interest rate for credit card borrowings as 1.25% for the Turkish Lira and 1.00% for foreign exchange transactions, whereas the monthly overdue interest rate would be 1.55% for Turkish Lira and 1.30% for foreign exchange transactions, to be effective from April 1, 2020.

The Turkish Lira has been depreciating, driven mainly by global sell-off due to COVID-19. While further depreciation of the Turkish Lira may lead to vulnerabilities in the external sector balance, it may, at the same time, improve the export performance as competitiveness would be expected to increase.

As of January 8, 2021, the CBRT’s international reserve level is approximately U.S.$92.56 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Among these, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On April 22, 2020, The Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 9.75 percent to 8.75 percent. The Committee stated that in order to contain the negative effects of the pandemic on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee added that recent monetary and fiscal measures would contribute to financial stability and post-pandemic recovery by supporting the potential output of the economy. The Committee repeated that monetary stance would be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On April 30, 2020, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for end-2020 from 8.2% to 7.4%.

On May 21, 2020, the Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 8.75 percent to 8.25 percent. The Committee stated that although consumer inflation might follow a slightly higher course in the short-term due to seasonal and pandemic-related effects on food prices, demand-driven disinflationary effects will be more prevalent in the second half of the year.

The first usage of the Chinese Yuan (CNY) funding under the swap agreement signed between the Central Bank of the Republic of Turkey (CBRT) and the People’s Bank of China in 2019 was realized on June 18, 2020. As a result, Turkish companies in various sectors paid their import bills from China using CNY through relevant banks.

On June 20, 2020, The Central Bank announced its decision to temporarily suspend the enforcement of the rule requiring adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision was to be effective from the calculation date of 12 June 2020 with the maintenance period starting on 26 June 2020 and running through the calculation date of 25 December 2020.

In separate decisions on June 25, 2020, July 23, 2020 and August 20, 2020, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.25 percent.

On July 18, 2020, the CBRT announced that it would increase foreign exchange reserve requirement ratios by 300 basis points in all liability types and maturity brackets for all banks. On August 20, 2020, the CBRT decided to raise foreign exchange reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points for all other foreign exchange liabilities for all maturity brackets. Moreover, for banks fulfilling the real credit growth conditions, TL reserve requirement ratios have been increased by 200 basis points for all deposits/participation funds liabilities with a maturity up to 6 months and other liabilities with a maturity up to 1 year, and by 150 basis points for other liabilities with a maturity up to 3 years. The CBRT stated that as a result of this decision, approximately TL 17 billion and U.S.$8.5 billion of foreign exchange and gold liquidity is expected to be withdrawn from the market. These changes have been effective from the calculation date of 21 August 2020 with the maintenance period starting on 4 September 2020.

On July 29, 2020, the CBRT released its third-quarter inflation report. The CBRT revised its inflation forecast for end-2020 upward by 1.5%, from 7.4% to 8.9%

On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations would be reduced to half of their then-existing levels effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits were to be reduced to zero effective from August 12, 2020. On August 18, 2020, The CBRT announced that banks’ borrowing limits at the CBRT Interbank Money Market for O/N transactions will be reduced to half of their current limits effective from August 19, 2020. On September 24, 2020, the Monetary Policy Committee has decided to increase the policy rate (one-week repo auction rate) from 8.25% to 10.25%.

On October 22, 2020, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 10.25 percent, and to adjust the monetary policy operational framework and set the margin between the CBRT late liquidity window lending rate and overnight lending rate at 300 basis points.

On October 28, 2020, the CBRT released its fourth quarter inflation report, stating that inflation is projected to be 12.1% at the end of 2020.

On October 31, 2020, the CBRT announced that maximum interest rates for credit cards will be based on the reference rate calculated according to the Communiqué on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients (No: 2020/4) in view of the banks’ weighted average deposit rates as an indicator of the funding cost. The monthly maximum contractual interest rate in Turkish Lira will be determined by adding 55 basis points to this reference rate and the monthly maximum overdue interest rate in Turkish Lira will be determined by adding 30 basis points to maximum contractual interest rate in Turkish Lira. Additionally, the monthly maximum contractual interest rate in FX will be 80% of the monthly maximum overdue interest rate in Turkish Lira and the monthly maximum overdue interest rate in FX will be determined by adding 30 basis points to maximum contractual interest rate in FX. Rates calculated according to this method will be announced on the CBRT website on the fifth-to- the last business day of each month and will take effect on the first day of the following month.

On November 2, 2020, the CBRT announced that, in the framework of the tightening steps taken under liquidity management, effective from November 3, 2020, banks’ borrowing limits at the CBRT Interbank Money Market would be reduced to zero, and overnight repo transactions via the quotation method against Turkish Lira-denominated lease certificate in the scope of Open Market Operations would be suspended.

In accordance with a decree published in the Official Gazette No. 31297 dated November 7, 2020, Mr. Naci Ağbal was appointed as the Governor of the Central Bank.

On November 19, 2020, The Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 10.25% to 15%, and provide all funding through the main policy rate, which is the one-week repo auction rate. On the same day, the CBRT announced that, starting from November 20, 2020, the funding currently provided by the Central Bank via traditional method repo auctions with one month maturities and late liquidity window facilities will instead be provided via quantity repo auctions with one-week maturities, which constitute the principal monetary policy tool of the Central Bank and a simplification of the operational framework of the Republic’s monetary policy. The CBRT stated that within the scope of liquidity management operations, to limit the volatility that may occur in the secondary market overnight interest rates and to ensure a balanced distribution of liquidity among different days of the week, the overnight lending interest rate will be set as the policy rate of 15% during a one-week transition period from November 20, 2020 to November 26, 2020 (including these dates). CBRT added that, during this transition period and afterwards, banks will be able to borrow at the Central Bank overnight lending rate from the Central Bank Interbank Money Market within their respective limits which were applicable as of August 17, 2020, and from Borsa Istanbul’s Repo and Reverse Repo Market and Committed Transactions Market. Also, in the event that banks have liquidity surpluses, they will be able to lend to the Central Bank at the Central Bank overnight borrowing interest rate without any limit. The CBRT also added that all participants will be able to utilize the overnight repo facility provided through quotations at the Central Bank overnight lending interest rate against TL denominated lease certificates issued by the Asset Leasing Company of the Turkish Treasury.

On November 27, 2020, the CBRT announced that it revised the reserve requirement regulation to improve the effectiveness of monetary transmission mechanism. To enhance transparency, predictability and effectiveness of the monetary policy, with the Monetary Policy Committee Decision of November 19, 2020, the operational framework of the liquidity management was changed to provide all short-term funding through the policy rate, and the monetary policy was tightened through an increase in the policy rate in line with the main objective of price stability. This time, the CBRT decided to simplify the reserve requirement regulation to increase the effectiveness of the monetary transmission mechanism. Accordingly, the CBRT decided: (i) to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, (ii) to apply the same reserve requirement ratios and remuneration rates to all banks, (iii) accordingly, to set the Turkish lira and FX reserve requirement ratios as announced in its website (iv) to apply a remuneration rate of 12% to the TL-denominated required reserves of all banks, and (v) decrease the commission rate applied to the reserve requirements maintained against USD-denominated deposit / participation fund liabilities to 0% from 1.25%. Changes in remuneration and commission rates have been effective from the maintenance period starting on November 27, 2020, while the changes in Turkish lira and FX reserve requirement ratios took effect from the calculation date of December 11, 2020 with the maintenance period starting on December 25, 2020.

A Memorandum of Understanding was signed between the Central Bank of the Republic of Turkey and the Central Bank of the Republic of Azerbaijan on December 14, 2020, laying the groundwork for continued cooperation in the field of central banking. In the framework of the MoU, the two central banks aspire to carry out activities to foster cooperation in the field of central banking.

On December 24, 2020, The Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 15% to 17%,

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 19.38% and a relatively low non-performing loan ratio of 3.97% as of November 2020.

As of November 2020, the loan to deposit ratio and return on average assets of the banking sector were 108.89% and 1.35%, respectively.

As of January 18, 2021, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 6.0% depending on maturity. Furthermore, as of that date, RRRs were 6.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks.

On March 19, 2020, the Banks Association of Turkey (“TBB”) announced a set of recommended measures to support economic activities. In the announcement, TBB recommended that banks rapidly evaluate and fulfill the loan requests of corporate firms, SMEs and individual clients by taking into account funding opportunities and credit limits, improve credit access opportunities and conditions, keep credit channels open, provide flexibility in terms of maturity, repayment, installment payments and collateral requirements, and finalize restructuring requests in a short period of time.

On April 18, 2020, the BRSA announced its decision to implement a new mechanism on the basis of an “Asset Ratio” equation to minimize the negative impact of the pandemic on Turkish economy and incentivize banks to extend more loans and use their resources efficiently. Banks will be required to calculate their Asset Ratio on a weekly basis starting from May 1, 2020. According to the decision, the monthly average of a bank’s Asset Ratio shall not fall below 100% for deposit banks and 80% for participation banks. On May 29, 2020, the BRSA further amended the Asset Ratio requirements, and extended the deadline of implementation of this rule for some banks below certain asset level thresholds. On August 10, 2020, the BRSA announced that it has revised the Asset Ratio to 95% for deposit banks and 75% for participation banks. On September 28, 2020, the BRSA announced that it has revised the Asset Ratio to 90% for deposit banks and 70% for participation banks.

On May 5, 2020, the BRSA announced that it would limit banks’ TL placements, depo, repo transactions and loans with foreign financial institutions to 0.5% of their legal capital. On May 20, 2020, the BRSA granted exemptions to Euroclear Bank and Clearstream Banking from its limit on banks’ TL transactions with foreign financial institutions. On July 28, 2020, the BRSA exempted international development banks from the equity limit on lira-legged transactions that had been introduced for non-residents. On August 6, 2020, the BRSA said foreign banks’ financing transactions with domestic lenders via Turkish Lira accounts to be opened in domestic banks would be exempt from restrictions on access to Turkish Liras.

On May 7, 2020, the BRSA blocked BNP Paribas, Citibank, and UBS, which each failed to complete their TL commitments and defaulted, from doing foreign exchange transactions with TL. On May 11, 2020, the BRSA removed the bans, after banks fulfilled their TL commitments.

On May 11, 2020, the Turkish Wealth Fund announced that it launched works to increase the respective core capitals of each of Ziraat Bank, Vakifbank and Halkbank by a total of TL 21 billion to strengthen capital adequacy and structure of the banks. The Fund also stated that it would acquire a holding in Vakifbank as a result of the capital injection. On May 20, 2020, the capital injection process was completed.

On May 15, 2020, the BRSA announced that it had fined several banks a total of TL 19.65 million over transactions that did not comply with new rules introduced to deal with economic impacts of the pandemic. On May 29, 2020, the BRSA fined 18 banks a total of TL 102.1 million for carrying out transactions against its orders. On June 26, 2020, the BRSA fined 16 financial institutions a total of TL 2.1 million after examining complaints by individual and commercial customers conveyed to the BRSA during the pandemic period.

On May 21, 2020, the BRSA announced that purchases of 100 grams of gold or more will be subject to a one-day settlement delay as of May 22, 2020. In addition, on May 21, 2020, the government started to classify non-physical delivery type precious metal sales as foreign exchange trade.

On April 12, 2020, BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar derivative transactions with non-residents, excluding the transactions with their non-resident financial subsidiaries and affiliates which are subject to consolidation, total amount of wrong-way derivatives transactions have been limited not to exceed 1% of the bank’s most recently calculated regulatory capital, and the total amount of right-way derivatives transactions have been limited not to exceed i) 1% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of seven days or less, ii) 2% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of thirty days or less, and iii) 10% of the bank’s most recently calculated regulatory capital for transactions with remaining maturities of one year or less. On September 25, 2020, BRSA announced that these ratios are revised as follows i) 10% for the aforementioned transactions where banks receive TRY at the maturity date (wrong-way transactions), ii) 2% where banks pay TRY and receive FX in exchange for the aforementioned right-way transactions with remaining maturities of seven days or less iii) 5% where banks pay TRY and receive FX in exchange for the aforementioned right-way transactions with remaining maturities of thirty days or less, iv) 20% for the aforementioned right-way transactions with remaining maturities of one year or less. On November 11, 2020, the BRSA further revised these ratios as follows: i) 5% for the aforementioned right-way transactions with remaining maturities of seven days or less, ii) 10% for right-way transactions with remaining maturities of thirty days or less, and iii) 30% for right-way transactions with remaining maturities of one year or less.

On November 24, 2020, the BRSA announced that it has decided that the Board of BRSA resolutions dated and numbered 18.04.2020-9000, 30.04.2020-9003, 29.05.2020-9042 and 10.08.2020-9125, 28.09.2020-9170 and 26.10.2020-9238 regulating the AR will be repealed as of December 31, 2020.

On November 30, 2020 the BRSA announced that the limit for banks’ TL placements, TL repo and TL loans to be made by banks to non-resident financial institutions, including transactions with their non-resident financial subsidiaries and affiliates which are subject to consolidation and their branches abroad, shall be applied as 2.5% instead of 0.5% of their most recently calculated regulatory capital. The BRSA added that overdraft TL loans, which are paid within the same day given by banks to non-resident financial institutions mentioned above, shall not be subject to this limitation.

On December 8, 2020, the BRSA announced that the enforcement imposed by the Board’s Decision no. 8374 dated May 20, 2019 stating that foreign exchange purchases (including effective) by individuals which are U.S.$100,000 and more (or the equivalent amount in other currencies) per day shall be transferred to the relevant individual’s account and/or available for use/or delivered physically with a value date of one business day; and the enforcement imposed by the Board’s Decision no. 9033 dated May 21, 2020 stating that gold purchases by individuals and legal entities which are 100 gr. and more per day shall be transferred to the relevant individual’s account and/or available for use with a value date of one business day are abolished.

On December 8, 2020, the BRSA also announced that due to the continuing effects of the pandemic, the implementation period of some of the previously-announced temporary regulations have been extended and in order to monitor the indicators related to the financial structure of the banking sector more transparently and to manage potential risks more effectively, the BRSA decided to end the rest of the temporary enforcements. With the weakening of the effects of the pandemic in the upcoming period, those regulations that the BRSA decided to allow to continue in effect are planned to be ended on June 30, 2021 (The details can be reached from the Board’s Decisions no. 9312 dated August 12, 2020 , which was announced on the BRSA website)

On December 18, 2020, the BRSA announced that it will reduce the installment periods for credit cards from eight months to six months for expenditures related to jewelry that is printed and not in bullion, from six months to four months for purchases of electronic appliances (excluding television purchases up to TL 3,500) and from eighteen months to twelve months for purchases of furniture and electrical appliances.

On the same day BRSA also announced that it will reduce the loan maturity limits from forty-eight months to thirty-six months for loans expanded for the purchase of vehicles with a final invoice value of more than three hundred thousand Turkish Liras, from forty-eight months to twenty-four months for loans expanded for the purchase of vehicles with a final invoice value of over TL 750,000 and from forty-eight months to thirty-six months for loans collateralized by vehicles.

PUBLIC FINANCE AND BUDGET

In 2020, the central government consolidated budget expenditures were approximately TL 1.202 billion (compared to TL 1.000 billion in 2019), the central government consolidated budget revenues were approximately TL 1.029 billion (compared to approximately TL 875.3 billion in 2019), the central government consolidated budget deficit was approximately TL 172.7 billion (compared to a deficit of TL 124.7 billion in 2019), and the central government consolidated budget primary deficit was TL 38.8 billion (compared to a deficit of TL 24.8 billion in 2019).

In December 2020, the central government consolidated budget expenditures were approximately TL 138.2 billion (compared to approximately TL 104.6 billion during the same month of 2019), the central government consolidated budget revenues were approximately TL 97.6 billion (compared to approximately TL 72.8 billion during the same month of 2019), the central government consolidated budget deficit was approximately TL 40.7 billion (compared to a deficit of approximately TL 31.8 billion during the same month of 2019), and the central government consolidated budget primary deficit was approximately TL 35.8 billion (compared to a deficit of approximately TL 27.6 billion during the same month of 2019). A central government budget deficit to GDP ratio of 4.3% for 2021 and 3.9% for 2022 are expected through the 2021-2023 New Economy Program that was announced on September 29, 2020. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 3.5%.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	2020 (cumulative)	December 2020
Budget Expenditures	1,202,236,469	138,249,564
1-Excluding Interest	1,068,274,160	133,360,205
Compensation of Employees	287,768,675	18,073,477
Social Security Contributions	48,285,558	3,886,705
Purchase of Goods and Services	96,398,807	21,719,613
Current Transfers	497,989,476	52,532,950
Capital Expenditures	92,911,410	25,907,102
Capital Transfers	15,170,563	5,947,401
Lending	29,749,671	5,292,957
2-Interest	133,962,309	4,889,359
Budget Revenues	1,029,493,304	97,559,034
1-General Budget Revenues	1,000,038,914	93,419,505
Taxes	833,062,294	78,469,405
Property Income	59,409,995	1,396,665
Grants and Aids and Special Revenues	10,430,055	344,649
Interest, Shares and Fines	88,434,090	11,586,214
Capital Revenues	7,533,512	1,522,466
Collections from Loans	1,168,968	100,106
2-Special Budget Institutions	21,692,000	3,639,977
3-Regularity & Supervisory Institutions	7,762,390	499,552
Budget Balance	-172,743,165	-40,690,530
Balance Excluding Interest	-38,780,856	-35,801,171

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué No. 2008-32/34 on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The Communique No. 2008-32/34 was revised on October 6, 2018, and on November 16, 2018. Additionally, the Capital Movements Circular of the Central Bank of Turkey was amended. Those amendments, which introduce new provisions regarding the utilization of foreign exchange loans of Turkish residents, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

On October 31, 2018, the Minister of Treasury and Finance announced a wide range of tax cuts effective from November 1, 2018 until the end of 2018. Special consumption tax on cars with less than 1600cc engines decreased by 15 percentage points and special consumption tax on white goods was removed. VAT rates on commercial vehicles cut to 1% from 18% and on furniture to 8% from 18%. The reduction in the cost of title deeds, which was initially announced on May 5, 2018 was extended until the end of the year. On December 31, 2018, the Minister of Treasury and Finance announced the extension of these tax cuts until the end of March 2019. On March 21, 2019, tax cuts on cars, commercial vehicles and home appliances were extended until June 30, 2019.

On October 24, 2019, Justice and Development Party submitted a new draft law to the parliament for regulations on the tax system. The draft law proposes new valuable house taxes and accommodation taxes. If the draft law passes, 0.3%, 0.6%, and 1% tax will be applied on houses worth between TL 5-7.5 million, TL 7.5-10 million and over TL 10 million respectively. The draft law also offers to raise the maximum income tax and the stoppage collected from athlete’s revenues, and to lift the tax exception on referees.

Following Parliamentary negotiations that took place in October, November, and December of 2019, the final 2020 Budget Law was approved in the parliament on December 21, 2019 and published in the Official Gazette on December 31, 2019.

According to Presidential Decree No. 1908, dated December 25, 2019, Turkey will establish a mortgage financing firm named Birleşik Ipotek Finansmani A.Ş., which will have an initial capital of TL 10 million. The Treasury will have a 5% stake and transfer TL 500,000 in line with its stake as founding capital.

According to Presidential Decree No. 2568, dated May 24, 2020, the banking and insurance transaction tax on foreign currency purchases has been increased to 1% from 0.2%. According to Presidential Decree No. 3031, dated September 30, 2020, the banking and insurance transaction tax on foreign currency has been lowered to 0.2% from 1%.

According to Presidential Decree No. 2834, dated August 8, 2020, Turkey has exempted non-resident financial institutions from paying a foreign currency purchase tax.

According to Presidential Decree No. 3032, dated September 29, 2020, the level of withholding tax on Turkish Lira-denominated bank deposits was reduced to 0% from 10% for deposits of more than one year, to 3% from 12% for maturities up to one year and to 5% from 15% for maturities up to six months.

According to Presidential Decree No. 3321, dated December 22, 2020, the withholding tax was set at 0% for deposits of more than one year, 3% for maturities up to one year and 5% for maturities up to six months.

Following Parliamentary negotiations that took place in October, November, and December of 2020, the final 2021 Budget Law was approved in the parliament on December 19, 2020 and published in the Official Gazette on December 31, 2020. The process of Parliamentary negotiations for the 2022 Budget Law is expected to begin in October.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$115.97 million in 2019 and approximately U.S.$22.27 million in 2020 as of December 30, 2020.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.38 billion as of December 30, 2020.

As of December 30, 2019, the Privatization Administration of Turkey issued separate tenders to privatize 28 sugar factories.

DEBT

On October 30, 2020, the Ministry of Treasury and Finance published the 2021 financing program based on the 2021-2023 New Economy Program projections. According to the financing program, the total amount of debt service in 2021 is projected to be TL 547.2 billion, comprising of payments of TL 385.0 billion in principal and TL 162.2 billion in interest. Total domestic debt service is expected to be TL 449.0 billion while total external debt service is expected to be TL 98.2 billion.

On September 29, 2020, the New Economy Program for years 2021-2023 (the “2021-2023 New Economy Program”) was published. According to the 2021-2023 New Economy Program, the EU-defined general government debt stock to GDP ratio, which is expected to be 40.8% in 2021, is estimated to be 41.6% in 2022 and 41.8% in 2023.

On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$10.0 billion in equivalent external funding in 2021 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was approximately TL 1,075 billion as of the end of November 2020, compared to approximately TL 722 billion as of the end of November 2019.

In December 2020, the average maturity of the Republic’s domestic cash borrowing was 34.0 months, as compared to 30.1 months in December 2019. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 8.82% in December 2020, compared to 15.88% in December 2019. The Monetary and Exchange Rate Policy for 2020 document dated December 5, 2019 states that the open market operations portfolio, which was set at TL 18.9 billion nominal for 2019, will be set at a maximum of 5% of the CBRT analytical balance sheet total assets for 2020. The Monetary and Exchange Rate Policy for 2021 document was released on December 16, 2020 According to the report, currently, the CBRT’s open markets operations portfolio (including the GDDS bought from the Unemployment Insurance Fund via banks) is TL 79.9 billion nominal. In accordance with the CBRT’s monetary policy stance in 2021, it is projected that no purchases will be made for securities to be redeemed in 2021 amounting to TL 16.1 billion nominal. And all securities included, the CBRT’s open markets operations portfolio is not envisaged to exceed the maximum nominal level of TL 64 billion at the year end.

The total gross outstanding external debt of the Republic was approximately U.S.$435,121 million (at then-current exchange rates) at the end of the third quarter of 2020.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3
GROSS EXTERNAL DEBT	432,540	434,503	429,462	423,721	435,121
SHORT-TERM	117,797	123,181	118,293	123,602	133,940
Public Sector	22,489	25,029	25,991	26,068	26,213
Central Bank	6,397	8,413	8,385	19,630	21,021
Private Sector	88,911	89,739	83,917	77,904	86,706
LONG-TERM	314,743	311,322	311,169	300,119	301,181
Public Sector	120,518	132,071	144,144	138,647	140,215
Central Bank	8	8	8	8	8
Private Sector	194,217	179,244	167,017	161,464	160,957

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2021, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in Turkish Lira;

•	to borrow in foreign currencies in addition to the U.S. Dollar in international markets for the purpose of market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Treasury’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s general government gross debt to GDP ratio of 39.4% in the second quarter of 2020, which is relatively lower than those of its peers in emerging markets, suggests that the Republic possesses some fiscal space. The Republic also maintains a large cash balance to cover its financing needs. As of January 15, 2021, the Republic’s cash account with the CBRT stood at approximately TL 101.44 billion. As of year-end 2019, it was TL 66.0 billion.

COVID-19 has clearly negatively affected and will continue to negatively affect growth globally. In order to support the Turkish economy and mitigate the impacts of COVID-19, the Turkish government has announced a stimulus package, the “Economic Stability Shield,” which primarily consists of an increase to the Credit Guarantee Fund limit, tax cuts in various sectors, payment deferrals, short work allowances and increased pension payouts. Such supporting economic activities are expected to contribute to recovery in growth and prevent permanent deterioration both fiscally and to debt stock.

On the other hand, prolonged use of COVID-19-related supporting measures, such as the postponement of collection of certain taxes, extension of credit guarantee schemes, and subsidized loans may lead to a possible decline in government revenues for the Republic or an increase in public sector spending. This may pose a risk of increase in the planned amount of borrowing and a rise in the Turkey’s gross public debt to GDP ratio.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2015	2016	2017	2018	2019	2020**
Nominal GDP (in billions of TL)	2,351	2,627	3,134	3,758	4,320	1,419
Real GDP Growth (%)	6.1	3.3	7.5	3.0	0.9	6.7
Unemployment (%)	10.3	10.9	10.9	11.0	13.7	12.7
Consumer Price Index (%)	8.81	8.53	11.92	20.30	11.84	14.60
Domestic Producer Price Index (%)	5.71	9.94	15.47	33.64	7.36	25.15
Current Account Balance (in millions of USD)	-27,314	-26,849	-40,584	-20,745	8,830	-37,974
Central Government External Debt Stock (in millions of USD)	81,738	82,615	90,241	91,245	96,443	102,023
Public Sector Borrowing Requirement/GDP (%)	0.0	1.0	1.8	2.5	3.2	6.1	*

*	2021-2023 New Economy Program target.
**

Nominal GDP data represents only 3rd quarter (July, August, September) figure, while real GDP growth data represents year over year figure as of 3rd quarter of 2020. Unemployment Rate as of October 2020. Consumer Price Index and Domestic Producer Price Index as of December 2020. Current Account Balance is 12 month rolling figure as of November 2020. Central Government External Debt Stock is as of November 2020.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From November 19, 2020 to January 15, 2021, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by approximately 16.11%.